Exhibit 2.1
EXECUTION VERSION
SECURITIES PURCHASE AGREEMENT
dated as of March 31, 2008
among
AZTAR RIVERBOAT HOLDING COMPANY, LLC, as Seller
AZTAR INDIANA GAMING COMPANY, LLC, the Company
and
RESORTS INDIANA, LLC, as Buyer
and
ELDORADO RESORTS, LLC, as Parent Guarantor

		Page

Section 6.19	Taxes	45
Section 6.20	Termination of Affiliate Agreements	46
Section 6.21	Seller Bankruptcy	47
Section 6.22	Financing	47

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1	Conditions to Each Party’s Obligation to Effect the Closing	47
Section 7.2	Additional Conditions to Obligations of Buyer	48
Section 7.3	Additional Conditions to Obligations of Seller	49

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1	Termination	49
Section 8.2	Effect of Termination	51
Section 8.3	Mutually Exclusive Remedies	52

ARTICLE IX

SURVIVAL; INDEMNIFICATION

Section 9.1	Survival of Representations, Warranties, Covenants and Agreements	52
Section 9.2	Indemnification	52
Section 9.3	Limits on Indemnification	53
Section 9.4	Indemnification Procedures	54
Section 9.5	Exclusive Remedy	56
Section 9.6	Intentionally Omitted	56
Section 9.7	Duty to Mitigate	56
Section 9.8	Subrogation of Rights	56
Section 9.9	Treatment of Indemnification Payments	56

ARTICLE X

PROPERTY

Section 10.1	As Is, Where Is	57

ARTICLE XI

MISCELLANEOUS

Section 11.1	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	57
Section 11.2	Notices	59
Section 11.3	Headings; Table of Contents	60

EXHIBITS

Exhibit A	Deposit Escrow Agreement
Exhibit B	Form of Non-Foreign Affidavit
Exhibit C-1	Form of Seller License Agreement
Exhibit C-2	Form of CW Hotel License Agreement
Exhibit D	Customer Database
Exhibit E	Assignment and Assumption Agreement
Exhibit F	Officer’s Certificate of Seller and the Company
Exhibit G	Officer’s Certificate of Buyer and Parent Guarantor
Exhibit H	Earnout
Exhibit I	Purchase Price Note

SECURITIES PURCHASE AGREEMENT
     THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 31, 2008, among Aztar Riverboat Holding Company, LLC, an Indiana limited liability company and a wholly-owned indirect subsidiary of Tropicana (as defined below) (“Seller”), Aztar Indiana Gaming Company, LLC, an Indiana limited liability company (the “Company”), Resorts Indiana, LLC, a Nevada limited liability company (“Buyer”), and (solely with respect to Article V, Sections 6.5, 6.11, and 6.17(b) and Article XI) Eldorado Resorts, LLC, a Nevada limited liability company and the parent company of Buyer (“Parent Guarantor”). Capitalized terms used herein but not otherwise defined have the respective meanings set forth in Article I.
     WHEREAS, Seller owns all of the outstanding membership interests of the Company (such membership interests, the “Interests”); and
     WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Interests for the consideration and on the terms set forth in this Agreement.
     NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Definitions
          (a) As used in this Agreement and the Exhibits and Schedules delivered pursuant to this Agreement, the following terms shall have the following respective meanings:
     “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.
     “Alternate Transaction” means a transaction or series of related transactions with a party or parties other than Buyer and pursuant to which Seller or the Company consummates the transactions contemplated by this Agreement and the Bidding Procedures Order, whether by a merger, sale of membership interests or all or substantially all of the assets of the Company.
     “Assumed Contracts” means all Contracts that are related primarily to the business of the Company and disclosed on Section 4.8(i) of the Seller Disclosure Letter, other than Excluded Contracts.

     “Business Day” means any day, other than a (i) Saturday or a Sunday or (ii) day on which banking and savings and loan institutions in New York, New York are authorized or required by Law to be closed.
     “Confidential Information Memorandum” means that certain Casino Aztar Confidential Information Memorandum dated January 2008.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Material Adverse Effect” means any change, condition, circumstance, event or effect that, individually or in the aggregate with all other related or unrelated facts, changes, conditions, circumstances, events or effects, has or is reasonably likely to have a material adverse effect on the business, assets, financial condition or results of operations of the Company; provided, however, that none of the following, individually or in the aggregate, shall be deemed to have a Company Material Adverse Effect itself or be considered in any determination as to whether a Company Material Adverse Effect has occurred or is continuing: (i) any change, event or effect arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally, (y) travel, hospitality or gaming industries in the markets or jurisdictions where the Property is located or (z) the financial, banking, currency or capital markets in general; (ii) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement (including any facts or circumstances relating to Buyer, its equity owners or investors or their respective Affiliates (including their respective identities)); (iii) any change, event or effect resulting from any act of terrorism, commencement, escalation, continuation or cessation of armed hostilities in the United States or internationally or declaration of war by or against or otherwise involving the United States; (iv) any existing event or occurrence or circumstance with respect to which Buyer has knowledge as of the date hereof including, without limitation, the refusal by the New Jersey Casino Control Commission to grant the application of an Affiliate of the Company for plenary authorization as a casino holding company and to renew the existing license of an Affiliate of the Company to operate the Tropicana Casino and Resort in Atlantic City, New Jersey or other action taken by the New Jersey Casino Control Commission in respect of the assets and operations of Affiliates of the Company and the planned appointment or approval by the Indiana Gaming Commission of a trustee to oversee the operations of the Company; (v) any adverse change to, or effect on, the business of the Company that is cured in all material respects by the Closing Date; (vi) any change to, or effect on, any of the Excluded Intellectual Property; and (vii) any change to, or effect on, any of the Excluded Contracts. Further, no event or condition that results primarily from such events, including any actions taken by the Indiana Gaming Commission as a result of the matters described in clause (iv) above, any default or event of default under Indebtedness of the Company or its Affiliates or the commencement of bankruptcy proceedings in respect of the Company or its Affiliates prior to, on, or following the date hereof, shall be deemed to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that such actions do not preclude Buyer from obtaining the Gaming Approvals or any of the parties hereto from performing their respective obligations hereunder.
     “Contract” means any agreement, arrangement or understanding, whether or not in writing.

     “Credit Agreement” means collectively (i) that certain Credit Agreement, dated as of January 3, 2007 (as amended, supplemented or otherwise modified from time to time), entered into by and among Tropicana, Tropicana Intermediate Holdings, CP Laughlin Realty, LLC, Columbia Properties Vicksburg, LLC, JMBS Casino LLC, the Lenders (as defined in Article I of the Credit Agreement) and Credit Suisse, as administrative agent and collateral agent for the Lenders and (ii) each Loan Document (as defined in Article I of the Credit Agreement).
     “Customer Database” means all customer databases, customer lists, historical records of customers and any other customer information collected and used by the Company in connection with marketing and promoting the Property.
     “CW Hotel” means CW Hotel Limited Partnership, an Ohio limited partnership.
     “Disclosure Letters” means the Disclosure Letter delivered by Buyer to Seller on the date of this Agreement (the “Buyer Disclosure Letter”) and the Disclosure Letter delivered by Seller to Buyer on the date of this Agreement (the “Seller Disclosure Letter”) (as duly amended, supplemented or otherwise modified from time to time in accordance with Section 11.13 by any Updated Seller Disclosure Letter) collectively.
     “Earnout” means the payment, of up to $25,000,000, to be made to Seller which shall be substantially on the terms set forth on Exhibit H attached hereto and subject to such documentation as Buyer and Seller determine is necessary to effectuate the terms of Exhibit H attached hereto.
     “EBITDA” means, for any applicable period, the income of the Company before interest, taxes, depreciation and amortization for such period calculated in a manner consistent with the calculation of EBITDA set forth in the Confidential Information Memorandum, except that the calculation of EBITDA for purposes of this Agreement and the Earnout contemplated hereby shall be adjusted to exclude (i) the add-back of amortization of prepaid lease expense set forth in the Confidential Information Memorandum and (ii) extraordinary items.
     “Encumbrance” means any lien, pledge, mortgage, security interest or restriction with respect to the Property.
     “ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Excluded Contracts” means the Contracts listed on Section 4.8(a)(ii) of the Seller Disclosure Letter under the caption “Excluded Contracts.”
     “Excluded Employees” means Keith Laszczak, Daryesh Shirooni, Jahangir Hadjmohammadrez, Amy Harrelson, Yun Bai and Mike Bassett.
     “Excluded Intellectual Property” means any (i) Intellectual Property listed in Section 2.5(a) of the Seller Disclosure Letter under the caption “Excluded Intellectual Property,”

including, without limitation, the Aztar/Le Merigot Marks, and (ii) Intellectual Property owned, licensed to, or used by Seller or its Affiliates, other than, with respect to clause (ii), any and all Intellectual Property owned exclusively by the Company.
     “GAAP” means, with respect to a specified date or period, generally accepted accounting principles that are consistent with the principles promulgated or adopted by the United States Financial Accounting Standards Board and its predecessors in effect for such date or period.
     “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority required to permit the parties hereto to consummate the transactions contemplated by this Agreement (including the payment of the Earnout) or necessary to permit Buyer to own the Interests, and the Company to operate the Property, in each case, after the Closing in substantially the same manner as owned and operated by Seller and its subsidiaries prior to the Closing.
     “Gaming Authorities” means all governmental authorities or agencies with regulatory control or jurisdiction over the conduct of lawful gaming or gambling, including, without limitation, the Indiana Gaming Commission.
     “Gaming Law” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to casino and gaming activities and operations and manufacturing and distribution operations of the applicable Person and its Affiliates.
     “Governmental Entity” means any court, administrative agency, commission, Gaming Authority or other governmental authority or instrumentality.
     “Indenture” means that certain Indenture, dated as of December 28, 2006 (as amended supplemented or otherwise modified from time to time), entered into by and among the Tropicana, Tropicana Finance Corp. (f/k/a/ Wimar OpCo Finance Corp.) and U.S. Bank National Association, as Trustee.
     “Intellectual Property” means all kinds of intellectual property, foreign or domestic, including all patents, patent rights, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatuses, trade secrets, trademarks, trademark rights, trademark registrations and applications, domain names, service marks, service mark rights, service mark registrations and applications, trade names, trade name rights, trade secrets, service names, service name rights, brandmarks, brand names, logos, know-how, copyrights, copyright rights, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, formulae, trade dress, business and product names, slogans, industrial models, designs, methodologies, computer programs (including all source codes) and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights with respect to each of the foregoing.

     “IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor agency thereto performing substantially the same regulatory function.
     “knowledge” means (a) when used in the phrase “knowledge of Seller” or “Seller’s knowledge” or words of similar import, the actual knowledge of Kevin Preston and Theodore Mitchel, and (b) when used in the phrase “knowledge of Buyer” or “Buyer’s knowledge” and words of similar import, the actual knowledge of Donald Carano, Robert Jones or Thomas Reeg. For the avoidance of doubt, “actual knowledge” shall not include constructive knowledge or imputed knowledge nor shall it imply any duty of inquiry.
     “Land” means those certain parcels of real property more particularly described in Attachments 4.6(a)(1) and 4.6(a)(2) to Section 4.6(a) of the Seller Disclosure Letter.
     “Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding, including, without limitation, any Gaming Law.
     “Leases” means all leases, occupancy and concession agreements affecting the Property.
     “Liability” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.
     “Material Contract” means any Contract to which the Company is a party, including any Assumed Contract, that (i) has a remaining obligation for payment or services by the Company in excess of Two Hundred Fifty Thousand Dollars ($250,000), and (ii) is not cancelable by the Company upon thirty (30) days or less notice.
     “Operative Agreements” means this Agreement, the License Agreements and the Deposit Escrow Agreement.
     “Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Entity or by any arbitrator.
     “Outside Date” means the date that is five Business Days following the June 2008 meeting of the Indiana Gaming Commission; provided, however, that Buyer or Seller, if it is otherwise in compliance with its obligations under this Agreement in all material respects and determines that additional time is necessary in order for any required Gaming Approval to be obtained or in order to achieve compliance with the terms of any such required Gaming Approval (to the extent that such compliance is required as a condition to the Closing), then Buyer or Seller, on notice to the other parties hereto given not less than one Business Day before the Outside Date in effect at such time, may determine to extend the Outside Date on one or more occasions and following any such determination the Outside Date shall be the new date so selected by Seller for all purposes hereunder; provided, further, that in no event shall the Outside Date as extended pursuant to this definition be extended beyond December 10, 2008 unless the lenders under the Credit Agreement consent to such extension. At the request of Buyer made in writing no earlier than November 1, 2008, Seller shall use its reasonable best efforts to obtain the consent of such lenders to extend the Outside Date to a date that is no later than April 1, 2009 so long as, at the time of such request by Buyer, Buyer is in compliance with its obligations under the terms of this Agreement in all material respects and Seller and Buyer determine that additional time is necessary in order for any required Gaming Approval to be obtained or in order to achieve compliance with the terms of any such required Gaming Approval (to the extent that such compliance is required as a condition to Closing).
     “Permitted Encumbrances” means:
               (i) for mechanics’ and materialmen’s Liens or Encumbrances and charges, assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings disclosed in Section 1.1(b) of the Seller Disclosure Letter and for which the Company has provided adequate reserves in its financial statements or for which Seller shall have provided adequate bond or other security;
               (ii) maritime liens that arise by operation of law during normal operations which (A) are paid in the ordinary course of business, (B) have not yet been recorded on any vessel abstract or judicially asserted and (C) are not past due or which are currently being contested in good faith by appropriate proceedings disclosed in Section 1.1(b) of the Seller Disclosure Letter and for which the Company has provided adequate reserves in its financial statements or for which Seller shall have provided adequate bond or other security;
               (iii) Encumbrances for Taxes not yet assessed or not yet due and payable or which are being contested in good faith and by appropriate proceedings disclosed in Section 1.1(b) of the Seller Disclosure Letter and for which the Company has provided adequate reserves in its financial statements;
               (iv) Encumbrances in respect of judgments or awards with respect to which Seller shall in good faith currently be prosecuting an appeal or other proceeding for review disclosed in Section 1.1(b) of the Seller Disclosure Letter and with respect to which the Company shall have secured a stay of execution pending such appeal or such proceeding for review and for which Seller shall have provided adequate bond or other security;
               (v) Encumbrances approved in writing or created by Buyer;
               (vi) easements, conditions, reservations or similar rights of others in, or minor defects and irregularities in title to, property or assets of the Company; provided, however, that, such easements, conditions, reservations, rights, defects or irregularities do not and will not materially interfere with the use of the property or assets to which they relate, in the manner and for the purposes heretofore used by the Company, and would not be reasonably expected to have a Company Material Adverse Effect;
               (vii) riparian, littoral and other rights created by the fact that any portion of the Property formerly comprised, or currently comprises, shores or bottoms of navigable waters which do not and will not materially interfere with the use of the property or assets to which they relate in the manner and for the purposes heretofore used by the Company;

               (viii) zoning and subdivision ordinances;
               (ix) the terms and conditions of licenses, permits and approvals, and Laws of any Governmental Entity having jurisdiction over the Property;
               (x) Encumbrances created by or arising from (A) any Lease with respect to real property disclosed in Section 4.6(a) or 4.6(b) of the Seller Disclosure Letter, or (B) any Material Contract disclosed in Section 4.8(a) of the Seller Disclosure Letter;
               (xi) rights of tenants under leases and rights of guests in possession or holding reservations for future use or occupancy of the Property;
               (xii) rights of the public in public ways;
               (xiii) any matter that an accurate survey of the Land would disclose;
               (xiv) any Encumbrances disclosed in Section 1.1(b) of the Seller Disclosure Letter; and
               (xv) any Encumbrances created pursuant to the terms of the Credit Agreement or the Indenture, subject, in each case, to the terms of Section 6.18.
     “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Exchange Act).
     “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before or otherwise involving any Governmental Entity or arbitrator.
     “Property” means the Land, the Vessel and all personal property, fixtures, and improvements owned by the Company and placed on, attached to, or located at or used in connection with the operation of the Land and/or the Vessel, in each case other than the Excluded Intellectual Property.
     “Purchase Price Note” means the note to be delivered to Seller at Closing, in the principal amount of $30,000,000, in a form to be reasonably agreed by Buyer and Seller and with substantially the terms and conditions set forth on Exhibit I attached hereto.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or other body performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

     “Superior Proposal” means any proposal or offer from any Person other than Buyer, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company , (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of ownership of equity interests of the Company or (iii) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that has terms and conditions which the board of directors of the Seller determines to be more favorable to the Seller than the transaction contemplated by this Agreement, taking into account at the time of determination all of the terms and conditions of such proposal (including the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals)) and this Agreement.
     “Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Tax authority or other Governmental Entity, including, income, gross receipts, profits, gaming, excise, real or personal property, environmental, sales, use, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, franchise, gains, stamp, transfer and recording taxes, and any Liability for the Taxes of any other Person, including but not limited to any Liability under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, by contract, or otherwise.
     “Tax Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.
     “Tax Return” means any report, return (including any information return), claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing required to be supplied to any Governmental Entity with respect to Taxes, including attachments thereto and amendments thereof.
     “TCR” means Tropicana Casinos and Resorts, Inc. (f/k/a Wimar Tahoe Corporation), a Delaware corporation and the ultimate parent of Seller and the Company.
     “Tropicana” means Tropicana Entertainment, LLC a Delaware limited liability company (formerly known as Wimar OpCo, LLC).
     “Tropicana Finance Corp” means Tropicana Finance Corp., a Delaware corporation (formerly known as Wimar OpCo Finance Corp.).
     “Vessel” means the vessel known as M/V City of Evansville, Official Number 1035577, including: (i) all superstructure currently constructed thereon; (ii) plans and specifications therefor, if owned by the Company; (iii) existing warranties therefor, if any; and (iv) all engines, propellers, tenders, boats, parts, spares, tools, equipment, machinery, gear, implements, broached and unbroached consumable stores, provisions for furniture, fixtures, fuel, pumps, anchors, cables, chains, apparel, rigging, tackle, fittings, accessories appurtenances, appliances, supplies therefor, inventory parts, ramps, generators and related equipment (including, but not limited to, existing walkways), and all other appurtenances and accessories related to the Vessel and owned by the Company, whether located onboard the Vessel or elsewhere.
     “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and analogous state and local Law.
     “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.
     The following capitalized terms are defined elsewhere in this Agreement, as indicated below:

Cross Reference
Terms	Section in Agreement

9% Notes	Section 6.22
Accounting Firm	Section 2.4(b)
Adjustments	Section 2.2(b)
Agreement	Preamble
Aztar/Le Merigot Related Marks	Section 6.15(a)
Audited Financial Information	Section 4.4
Bankruptcy Case	Section 6.21
Bankruptcy Code	Section 6.21
Bidding Procedures Order	Section 6.21
Breakup Fee	Section 6.21
Broker	Section 4.14
Buyer	Preamble
Buyer Disclosure Letter	Section 1.1
Buyer Indemnified Part(y)(ies)	Section 9.2(a)
Buyer Material Adverse Effect	Section 5.2(b)
Buyer Permits	Section 5.6(a)
Cap	Section 9.3(b)
Cash Purchase Price	Section 2.2(a)
Claim	Section 9.4(a)
Closing	Section 3.1
Closing Balance Sheet	Section 2.4(a)
Closing Balance Sheet Delivery Date	Section 2.4(a)
Closing Date	Section 3.1
Closing Date Payment	Section 2.2(a)
Closing Date Working Capital	Section 2.4(a)
Company	Preamble
Company Benefit Plans	Section 4.13(a)
Company Employees	Section 6.3(b)
Company Permits	Section 4.11(a)
Confidentiality Agreement	Section 6.4(a)
CW License Agreement	Section 3.2(f)

Cross Reference
Terms	Section in Agreement

Deductible	Section 9.3(a)
Demand	Section 9.4(a)
Deposit	Section 2.3(a)
Deposit Escrow Agreement	Section 2.3(a)
Determination Date	Section 2.4(b)
Discussion Period	Section 2.4(b)
ERISA	Section 4.13(a)
Escrow Agent	Section 2.3(a)
Estimated Working Capital	Section 2.2(b)
Expense Reimbursement	Section 6.21
Final Purchase Price Adjustment	Section 2.4(d)
Financial Information	Section 4.4
Financing Commitment	Section 6.22
Governmental Approvals	Section 6.5(a)
Guarantee	Section 11.14(b)
Guaranteed Obligations	Section 11.14(b)
HSR Act	Section 6.5(a)
Indemnified Party	Section 9.4(a)
Indemnifying Party	Section 9.4(a)
Interests	Recitals
License Agreements	Section 3.2(f)
Loan Agreement	Section 6.22
Losses	Section 9.2(a)
Leased Properties	Section 4.6(b)
Multiemployer Plan	Section 4.13(d)
Notes	Section 6.18
Notification Deadline	Section 9.1(b)
Objection Period	Section 2.4(b)
Parent Guarantor	Preamble
Permits	Section 4.11(a)
Pre-Closing Tax Period	Section 6.19(a)
Preliminary Closing Balance Sheet	Section 2.2(b)
Preliminary Closing EBITDA	Section 2.2(c)
Preliminary Closing Income Statement	Section 2.2(c)
Preliminary Purchase Price Adjustment	Section 2.2(b)
Purchase Price	Section 2.2(a)
Qualified Plans	Section 4.13(c)
Real Properties	Section 4.6(a)
Seller	Preamble
Seller Disclosure Letter	Section 1.1
Seller Indemnified Part(y)(ies)	Section 9.2(b)
Seller License Agreement	Section 3.2(f)
Shipping Act	Section 4.16(b)
Straddle Tax Period	Section 6.19(a)

Cross Reference
Terms	Section in Agreement

Survival Period	Section 9.1(a)
Transfer Taxes	Section 6.8
Unaudited Financial Information	Section 4.4
Updated Seller Disclosure Letter	Section 11.13
Working Capital	Section 2.4(e)
     Section 1.2 Interpretation
     For all purposes of this Agreement, except as otherwise expressly provided,
               (a) the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular;
               (b) all accounting terms not otherwise defined herein have the meanings assigned under GAAP, as in effect on the date hereof, unless otherwise stated;
               (c) all references in this Agreement to designated “Articles,” “Sections” and other subdivisions are to the designated Articles, Sections and other subdivisions of the body of this Agreement, unless otherwise indicated;
               (d) all references in this Agreement to designated Exhibits or Schedules are to the designated Exhibit or Schedule to this Agreement, unless otherwise indicated, and all Exhibits and Schedules to this Agreement are incorporated herein by reference;
               (e) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms;
               (f) the words “herein,” “hereof,” “herewith,” “hereunder” and “hereto” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;
               (g) the words “include,” “including” and other words of similar import mean “include, without limitation,” or “including, without limitation,” regardless of whether any reference to “without limitation” or words of similar import is made;
               (h) the phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available or has otherwise been made publicly available;
               (i) each of Buyer, Seller, Parent Guarantor and the Company shall be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires); and
               (j) “reasonable best efforts” when used in this Agreement shall not include efforts which require the performing party (A) to do any act that is unreasonable under the circumstances, (B) to make any capital expenditures not expressly contemplated hereunder, (C) to amend or waive any rights under this Agreement, (D) to incur or expend any funds other than reasonable expenses incurred in satisfying its obligations hereunder, including the fees, expenses and disbursements of its accountants, actuaries, counsel and other professionals, (E) in the case of Seller and its Affiliates, to solicit or obtain consents or waivers from any of its creditors, debt holders or counter parties to contract other than to the extent such consents or waivers are required as a condition of Buyer to consummate the transactions contemplated hereby or (F) in the case of Buyer and its Affiliates, to divest other assets, operations or entities to satisfy objections of any Governmental Entity, including those raised under antitrust or Gaming Laws, and “best efforts” when used in this Agreement shall not include efforts which require the performing party to take any action set forth in clause (B), (D) or (E) above.
ARTICLE II
PURCHASE AND SALE OF SHARES; PURCHASE PRICE
     Section 2.1 Purchase and Sale of Interests
     On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer agrees to purchase, acquire and accept from Seller, and Seller agrees to sell, transfer, assign, convey and deliver to Buyer, all of Seller’s right, title, and interest in and to the Interests.
     Section 2.2 Purchase Price
          (a) In consideration for the sale, transfer, assignment, conveyance and delivery to Buyer of all of the Interests, (i) at the Closing Buyer shall deliver or cause to be delivered to Seller (A) an aggregate amount in cash equal to: (x) One Hundred Ninety Million Dollars ($190,000,000) (the “Cash Purchase Price”), against which the amount of the Deposit released to Seller at Closing pursuant to Section 2.3(a) hereof and Section 1.3 of the Deposit Escrow Agreement shall be credited, plus or minus (y) the Preliminary Purchase Price Adjustment, if any, in accordance with Section 2.2(b) (the “Closing Date Payment”) and (B) the Purchase Price Note, and (ii) Buyer shall, subject to any conditions or limitations imposed by any Gaming Authority, cause the Company to pay the Earnout to Seller. The Closing Date Payment, including the amount of the Deposit payable at Closing, shall, in each case, be made by wire transfer or otherwise in immediately available funds in accordance with instructions delivered by Seller to Buyer at least two Business Days prior to the Closing Date. The sum of the Closing Date Payment and the amounts payable pursuant to the Purchase Price Note and the Earnout (the “Purchase Price”) shall be subject to a Final Purchase Price Adjustment after the Closing pursuant to Section 2.4.
          (b) At least five Business Days before the Closing, Seller shall deliver to Buyer an unaudited, preliminary Closing Balance Sheet (the “Preliminary Closing Balance Sheet”) in the form set forth in Section 2.2(b) of the Seller Disclosure Letter, which shall reflect adjustments substantially similar in form to those set forth in the Working Capital Detail as of December 31, 2007 attached as Annex I to Section 2.2(b) of the Seller Disclosure Letter (the “Adjustments”) resulting in an adjusted net Working Capital at that date of negative $1,861,427. The Preliminary Closing Balance Sheet shall, except as otherwise provided in the immediately preceding sentence, be prepared in accordance with GAAP and on a basis consistent with the Financial Information of the Company. The Preliminary Closing Balance Sheet shall set forth a good faith estimate of the amount of Working Capital of the Company as of the Closing Date (such estimate, the “Estimated Working Capital”). The “Preliminary Purchase Price Adjustment” (which may be positive or negative) shall be equal to the Estimated Working Capital minus negative $1,861,427 and shall be made as follows: (i) if the Preliminary Purchase Price Adjustment is positive, the Cash Purchase Price shall be increased by such amount, and (ii) if the Preliminary Purchase Price Adjustment is negative, the Cash Purchase Price shall be reduced by such amount.
          (c) At least five Business Days before the Closing, Seller shall deliver to Buyer an unaudited Statement of Operations and Statement of Cash Flows of the Company (together, the “Preliminary Closing Income Statement”) for the period from January 1, 2008 through the last day of the month next preceding the month in which the Closing Date is to occur, unless such period is more than twelve months, in which case the Preliminary Closing Income Statement shall be for the twelve-month period ending on the same date (the “Testing Period”). The Preliminary Closing Income Statement shall be prepared in accordance with GAAP and on a basis consistent with the Financial Information of the Company, compiled by the Seller’s regular independent accountants, and shall be accompanied by a certificate of the Chief Financial Officer of Seller to this effect. If the Company’s EBITDA for the Testing Period or, if the Testing Period is less than twelve months, for the Testing Period on an annualized basis (the “Preliminary Closing EBITDA”) is less than Twenty Eight Million Dollars ($28,000,000) then Buyer may, by written notice to Seller, terminate this Agreement and receive an immediate refund of the Deposit.
          (d) At or prior to Closing, Seller shall make such transfers of funds, settle such intercompany accounts and take such other actions as are necessary to make effective, as of the Closing, the Adjustments.
          (e) In the event that any Gaming Authority determines that the Earnout is impermissible under any Gaming Law or otherwise takes any action which has the effect of prohibiting or materially limiting the right of Seller set forth hereunder to derive the benefit of the Earnout, then, in such event and in all cases subject to receipt of required approvals of the Gaming Authorities, Buyer and Seller shall, acting together in good faith, use their best efforts to agree on such other form of consideration (the “Alternate Consideration”) of reasonably equivalent value to the Earnout as shall be appropriate to replace the value thereof as a portion of the Purchase Price contemplated by Section 2.2(a) to which Seller is entitled, it being understood that such consideration may include, by way of illustration and without limitation, cash or a note issued by an Affiliate of Buyer on substantially the same terms, and subject to substantially the same conditions, as the Purchase Price Note. Buyer and Seller shall memorialize their understanding with respect to the Alternate Consideration utilizing such definitive documentation as they both shall agree is appropriate to give legal effect to the substance of their agreement.
     Section 2.3 Deposit

          (a) Contemporaneous with its execution of this Agreement, Buyer shall deposit an amount equal to Ten Million Dollars ($10,000,000) (such amount, including the interest accrued thereon, the “Deposit”) with Wells Fargo, National Association (the “Escrow Agent”), pursuant to an escrow agreement dated as of the date hereof and substantially in the form attached hereto as Exhibit A (the “Deposit Escrow Agreement”) executed and delivered by Seller, Buyer and the Escrow Agent. At the Closing, the Deposit shall be credited against the Purchase Price and shall be promptly released and paid by the Escrow Agent to Seller pursuant to this Section 2.3(a) and the terms of the Deposit Escrow Agreement. Upon the termination of this Agreement, the Deposit shall be payable pursuant to Section 8.2(c), and thereafter shall be promptly released by the Escrow Agent to Buyer or Seller, as applicable, pursuant to Section 8.2(c) and the terms of the Deposit Escrow Agreement.
          (b) Seller and Buyer agree to execute and be bound by such other reasonable and customary escrow instructions as may be necessary or reasonably required by the Escrow Agent or the parties hereto in order to consummate the purchase and sale contemplated herein, or otherwise to distribute and pay the funds held in escrow as provided in this Agreement and the Deposit Escrow Agreement; provided, however, that such escrow instructions are consistent with the terms of this Agreement and the Deposit Escrow Agreement. In the event of any inconsistency between the terms and provisions of such supplemental escrow instructions and the terms and provisions of this Agreement, or any inconsistency between the terms and provisions of the Deposit Escrow Agreement and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control, absent an express written agreement between the parties hereto to the contrary which acknowledges this Section 2.3(b).
     Section 2.4 Post-Closing Adjustment to Purchase Price
          (a) As soon as reasonably practicable following (but not more than 60 days after) the Closing Date, Buyer shall cause the Company to deliver to Seller an unaudited balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”) (the date on which the Closing Balance Sheet is delivered, the “Closing Balance Sheet Delivery Date”). The Closing Balance Sheet shall reflect the Adjustments and, except for the Adjustments, shall be prepared in the form set forth in Section 2.2(b) of the Seller Disclosure Letter, in accordance with GAAP and on a basis consistent with the Financial Information of the Company. The Closing Balance Sheet shall set forth the actual amount of Working Capital of the Company as of the Closing Date (the “Closing Date Working Capital”). The Closing Balance Sheet shall be accompanied by a certificate of the Chief Financial Officer of Buyer to the effect that (x) the Closing Balance Sheet presents fairly, in accordance with GAAP and the accounting practices of the Company in effect on the day immediately preceding the Closing Date applied on a consistent basis, the financial condition of the Company as of the time of delivery of the Closing Balance Sheet and (y) the Closing Date Working Capital was calculated in accordance with the provisions of this Agreement. Seller and its representatives shall be entitled to reasonable access during normal business hours to the relevant records, personnel and working papers of the Company to aid in their review of the Closing Balance Sheet and the calculation of Closing Date Working Capital. Notwithstanding any change with respect to the Company’s accounting policies or procedures that may have been, or may be, introduced on or subsequent to the Closing Date, the accounting policies and procedures used to make any calculations pursuant to this

Article II shall be the same as those in effect on the date immediately preceding the Closing Date.
          (b) The Closing Balance Sheet, including the calculation of Closing Date Working Capital, shall become final and binding upon the parties unless, within 60 days following the Closing Balance Sheet Delivery Date (the “Objection Period”), Seller shall have delivered a written notice to Buyer setting forth objections to the Closing Balance Sheet specified in reasonable detail. If a change proposed by Seller is disputed by Buyer, then Buyer and Seller shall work together in good faith to resolve such dispute. If after a period of 30 days following the date on which Seller delivers to Buyer notice of such proposed changes (the “Discussion Period”) the proposed changes contained in such notice have not been resolved on terms acceptable to Buyer and Seller, then such dispute shall be resolved by Ernst & Young or another nationally recognized accounting firm mutually acceptable to Seller and Buyer (the “Accounting Firm”), and such firm’s opinion thereon and the resulting Closing Balance Sheet as affirmed by the Accounting Firm, including the Closing Date Working Capital, shall be final, binding and not subject to any appeal. The Accounting Firm shall act as an arbitrator to make a determination with respect to the issues that are disputed by the parties based on presentations and supporting documentary evidence, if applicable, offered by Seller and Buyer and in reliance on an independent review by the Accounting Firm if deemed necessary in the sole discretion of the Accounting Firm, which determination shall be limited to only those issues that remain in dispute. The decision of the Accounting Firm shall be made within thirty (30) days following submission of the dispute to the Accounting Firm and shall be final and binding. The date on which Closing Date Working Capital is finally determined pursuant to this Section 2.4(b) (the “Determination Date”) shall be deemed to be the earliest of the following dates: (i) the date of expiration of the Objection Period if Seller has not delivered any written notice of objection thereto prior to such date; (ii) the date during the Discussion Period on which Buyer and Seller agree in writing that they have resolved all disputed amounts; and (iii) the date on which the Accounting Firm makes a final determination with respect to all disputed amounts in connection with the Closing Balance Sheet.
          (c) The fees and expenses of the Accounting Firm in connection with any determination made in accordance with Section 2.4(b) shall be paid one-half by Seller and one-half by Buyer.
          (d) Within ten days following the Determination Date, a final adjustment to the Purchase Price (the “Final Purchase Price Adjustment”) shall be made and paid as follows: (i) if the Closing Date Working Capital is less than the Estimated Working Capital, then Seller shall promptly pay, or cause to be paid to Buyer, in cash, an amount equal to the amount of such difference; and (ii) if the Closing Date Working Capital is greater than the Estimated Working Capital, then Buyer shall promptly pay, or cause to be paid to Seller, in cash, an amount equal to the amount of such difference.
          (e) As used herein, the term “Working Capital” means the calculation, using the same methodology as was used in preparing the Working Capital calculation set forth on Section 2.2(b) of the Seller Disclosure Letter (as adjusted to give effect to the Adjustments), of the current assets of the Company minus the current liabilities of the Company as set forth on

Section 2.2(b) of the Seller Disclosure Letter, the Preliminary Closing Balance Sheet and the Closing Balance Sheet, as applicable.
          (f) Any and all payments required to be made pursuant to this Section 2.4 shall be made by wire transfer or otherwise in immediately available funds in accordance with instructions delivered by the applicable payee to the applicable payor prior to the time such payment is required to be made.
          (g) Nothing in this Section 2.4 shall preclude any party from exercising, or shall adversely affect or otherwise limit in any respect the exercise of, any right or remedy available to it hereunder for any misrepresentation or breach of warranty hereunder, but neither Buyer nor Seller shall have any right to dispute the Closing Balance Sheet, or the Closing Date Working Capital, or any portion thereof once it has been finally determined in accordance with Section 2.4(b).
     Section 2.5 Excluded Intellectual Property, Excluded Contracts and Retention of Certain Materials
          (a) Notwithstanding anything to the contrary contained in this Agreement, the sale of the Interests shall not include the Excluded Intellectual Property or the Excluded Contracts.
Notwithstanding anything to the contrary contained in this Agreement, Seller and its Affiliates may retain and, except as otherwise provided herein, use, at their own expense, archival copies of all of the documents or materials transferred hereunder, in each case, which (i)are used in connection with Seller’s or its Affiliates’ businesses, other than the Property, (ii)Seller in good faith determines it is reasonably likely to need access to in connection with the defense (or any counterclaim, cross-claim or similar claim in connection therewith) of any suit, claim, action, proceeding or investigation against or by the Company, Seller or any of its Affiliates pending or threatened as of the Closing Date or (iii)Seller is otherwise required by law to maintain. Seller and its Affiliates may not sell such data or otherwise transfer any such data, or the right to the use thereof, to any Person. In addition, Seller agrees that (i) neither it nor its Affiliates will use the customer databases, customer lists or historical records of customers of the Company and (ii) it will use its reasonable best efforts to remove information about customers of the Company from other customer databases maintained by the Seller or its Affiliates, provided that nothing contained herein shall require the removal of information regarding any customer that has patronized the operations of any Affiliate of the Seller other than the Company.
     Section 2.6 Tax Treatment and Purchase Price Allocation
     Unless otherwise required by law, the parties shall treat the transactions provided for in this Agreement for Federal income Tax purposes as a sale and purchase of assets. Seller and Buyer shall allocate the Purchase Price (and all other capitalized costs) among such assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder. Seller shall prepare such allocation in a manner consistent with the reporting of the assets and Liabilities on the Closing Balance Sheet and present it to Buyer within 90 days of the Closing Date for Buyer’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Seller and Buyer shall file all Tax Returns consistent with such allocation.
ARTICLE III
CLOSING
     Section 3.1 Closing Date
     The closing of the purchase and sale of the Interests provided for in this Agreement (the “Closing”) shall take place at the offices of Milbank, Tweed, Hadley & McCloy LLP located at 601 South Figueroa Street, 30th Floor, Los Angeles, California 90017, on a date (the “Closing Date”) to be specified by Seller and Buyer, which date shall be no later than the fifth business day following the date on which all conditions to Closing set forth in Article VII have been satisfied or, if permissible, waived by the party entitled to make such a waiver, or at such other time as Seller and Buyer may agree. Subject to Article VIII, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 3.1 shall not result in termination of this Agreement and shall not relieve any party of any obligations under this Agreement.
     Section 3.2 Deliveries at Closing
     The following documents shall be executed and delivered, as applicable, by Seller and/or Buyer, as described below, at or prior to the Closing:
          (a) Transfer of Interests. At the Closing, Seller shall deliver or cause to be delivered to Buyer certificates, if any, representing the Interests, duly endorsed for transfer to Buyer and the limited liability company agreement of the Company shall be amended to reflect the transfer of the Interests.
          (b) Purchase Price. Buyer shall deliver or cause to be delivered cash in the amount of the Closing Date Payment pursuant to Section 2.2.
          (c) Buyer Certificates. Buyer shall deliver to Seller the certificates required by Sections 7.3.
          (d) Seller Certificates. Seller shall deliver to Buyer the certificates required by Sections 7.2.
          (e) Non-Foreign Affidavit. Seller (or the appropriate Affiliate of Seller as determined by Buyer) shall execute and deliver a Non-Foreign Affidavit substantially in the form attached hereto as Exhibit B.
          (f) License Agreements. Seller and Buyer shall execute and deliver the license agreement substantially in the form attached hereto as Exhibit C-1 (the “Seller License Agreement”) for the transitional use of the Intellectual Property set forth therein, and CW Hotel and Buyer shall execute and deliver the license agreement substantially in the form attached hereto as Exhibit C-2 (the “CW License Agreement” and together with the Seller License

Agreement, the “License Agreements”) for the transitional use of the Intellectual Property set forth therein.
          (g) Customer Database. Seller shall deliver to Buyer a copy (in either electronic or printed form as reasonably requested by Buyer) of the Customer Database, which shall be substantially in the format and contain the categories of information set forth on Exhibit D and which information shall be current as of the Closing.
          (h) Consents. Seller shall deliver to Buyer copies of the executed consents and approvals, if any, listed in Section 4.2(c) of the Seller Disclosure Letter.
          (i) Assignment and Assumption Agreement. Seller and the Company shall execute and deliver an assignment and assumption agreement substantially in the form attached hereto as Exhibit E memorializing the assignment to, and the assumption by, the Company of all of the obligations of Seller under the Assumed Contracts.
          (j) Resolutions. Buyer shall deliver a copy, certified by one of its officers, of the resolutions of Buyer’s board of directors, or similar governing body, authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, which resolutions shall be in full force and effect as of the Closing Date and not revoked. Seller shall deliver a copy, certified by one of its officers, of the resolutions of Seller’s board of directors authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, which resolutions shall be in full force and effect as of the Closing Date and not revoked.
          (k) Other Documents. Each party shall deliver any other documents, instruments or agreements which are reasonably requested by the other party that are reasonably necessary to consummate the transactions contemplated hereby and have not previously been delivered.
          (l) Purchase Price Note. Buyer and Parent Guarantor shall deliver the Purchase Price Note.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Buyer as follows:
     Section 4.1 Organization and Qualification of the Company
     Each of Seller and the Company (i) is a limited liability company duly organized, validly existing and in good standing or full force and effect under the laws of its jurisdiction of formation, (ii) has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now conducted, and (iii) is duly qualified or licensed to do business and is in good standing or full force and effect in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or full force and effect would not have a Company Material Adverse Effect.
     Section 4.2 Authority; No Conflict; Required Filings and Consents
          (a) Each of Seller and the Company has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions to which it is a party that are contemplated by this Agreement. The execution and delivery of this Agreement by each of Seller and the Company and the consummation by each of Seller and the Company of the transactions to which it is a party that are contemplated by this Agreement have been duly authorized by all necessary limited liability company action on the part of each of Seller and the Company, respectively. This Agreement has been duly executed and delivered by each of Seller and the Company, and assuming that this Agreement constitutes the valid and binding obligation of the other parties hereto, this Agreement constitutes the valid and binding obligation of each of Seller and the Company, enforceable against each of Seller and the Company, respectively, in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.
          (b) The execution and delivery of this Agreement by each of Seller and the Company does not, and the consummation by each of Seller and the Company of the transactions to which it is a party that are contemplated by this Agreement, as and when contemplated by the terms hereof and after giving effect to the performance of the covenants contained in Article VI hereof, shall not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Seller or the Company, (ii) except as set forth in Section 4.2(b) of the Seller Disclosure Letter, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or other agreement to which Seller or the Company is a party or otherwise bound, or (iii) subject to the governmental filings and other matters referred to in Section 4.2(c) hereof, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate, or modify any permit, concession, franchise, license, judgment, or Law applicable to the Company, except in the case of clauses (ii) and (iii) for any such breaches, contraventions, rights, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (x) are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or (y) would not either materially impair the ability of the parties to consummate or materially delay the Closing.
          (c) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement by Seller or the Company or the consummation by Seller or the Company of the transactions to which it is a party that are contemplated hereby, except for (i) the approvals or filing of notices listed in Section 4.2(c) of the Seller Disclosure Letter required under the Gaming Laws; (ii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the possible renaming or rebranding of the operations at the Property by Buyer subsequent to the Closing; (iii) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Seller or the Company conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect; (iv) the consents, approvals, orders, authorizations, registrations, permits, declarations or filings listed in Section 4.2(c) of the Seller Disclosure Letter; and (v) any consents, approvals, orders, authorizations, registrations, permits, declarations or filings required to be obtained or made by Buyer or any of its Subsidiaries, Affiliates or key employees (including, without limitation, under the Gaming Laws).
     Section 4.3 Capitalization
          (a) On the Closing Date, Seller will be the sole member of the Company and the record and beneficial owner and holder of the Interests, free and clear of all Encumbrances (other than Encumbrances approved in writing or created by Buyer), and any other limitation or restriction (including any restriction on the right to vote or sell the same (except for any restrictions on transfer as may be provided as a matter of Law or any restrictions on ownership as may be provided under the Gaming Laws) and any agreements, subscriptions, options, warrants, calls, proxies, commitments or rights (contingent or otherwise) of any character granting to any person, any interest in or right to vote or acquire from the holder thereof at any time, or upon the happening of any stated event, the Interests). The Interests have not been issued in violation of, and are not subject to, any preemptive, purchase or other rights to acquire equity interests in the Company. At the Closing, Seller will transfer the Interests to Buyer free and clear of all Encumbrances other than such Encumbrances as shall be created by Buyer.
          (b) There are no outstanding equity securities of the Company other than the Interests. Except for this Agreement and as set forth in Section 4.3(a) of the Seller Disclosure Letter, (i) there are no agreements, arrangements, options, warrants, calls, rights or commitments relating to the issuance, sale, purchase, exchange, conversion, transfer or redemption of any equity interests of the Company; and (ii) the Company does not own or have any contract to acquire any equity interests of any person or any direct or indirect equity or ownership interests in any other business.
     Section 4.4 Financial Statements
     Section 4.4 of the Seller Disclosure Letter contains a true and complete copy of: (i) the audited balance sheets as of, and statements of income for the twelve month periods ending, December 31, 2006 and December 31, 2005, (the “Audited Financial Information”), and (ii) the unaudited monthly statements of income for the nine-month period ending on September 30, 2007, for the Company (the “Unaudited Financial Information,” and, collectively with the Audited Financial Information, the “Financial Information”). Except as noted therein and except for normal period-end adjustments and the lack of footnotes with respect to the Unaudited Financial Information, the Financial Information was prepared in accordance with GAAP in effect at the time of such preparation applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such Financial Information) and fairly presented in all material respects the consolidated financial position of the Company as of such date, subject, in the case of the Unaudited Financial Information, to normally recurring year-end audit adjustments. Notwithstanding the foregoing, Buyer acknowledges that such Financial Information was prepared by Seller or its Affiliates for internal purposes, reflects allocation of some but not necessarily all costs incurred by Affiliates of the Company for their benefit, and that no representation or warranty is made that Buyer will be able to operate the Property for the costs reflected in the Financial Information.
     Section 4.5 No Undisclosed Liabilities
     To the knowledge of Seller, the Company does not have any liabilities of any nature required by GAAP to be reflected on the balance sheet of the Company or in the notes thereto, except (i) liabilities that are reflected in, reserved against or disclosed in the Financial Information or any of the notes thereto, (ii) liabilities that were incurred after September 30, 2007 in the ordinary course of business of the Company, or (iii) liabilities that are set forth in Section 4.5 of the Seller Disclosure Letter. At the Closing the Company shall have no indebtedness for borrowed money and no guaranty of the indebtedness of others.
     Section 4.6 Real Property
          (a) Section 4.6(a)(i) of the Seller Disclosure Letter sets forth a list of all real property owned by the Company (collectively, the “Real Properties”). The Company has good and marketable fee simple title to the Real Properties, free and clear of all Encumbrances, except for (i) Permitted Encumbrances and (ii) other Encumbrances that will be released or discharged at or prior to the Closing. The Company has not received any written notices that any condemnation, eminent domain or similar proceeding affecting all or any material portion of its respective Real Property is pending or threatened. Except as set forth in Section 4.6(a)(ii) of the Seller Disclosure Letter and other than rights to possession granted to overnight guests at the Property, the Company has not leased or otherwise granted to any person any leasehold interest in any Real Property.
          (b) Section 4.6(b) of the Seller Disclosure Letter sets forth a list of all real property leased by the Company as of the date of this Agreement (collectively, the “Leased Properties”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has a valid leasehold, license or other interest in its applicable Leased Property, free and clear of all Encumbrances, except for (i) Permitted Encumbrances and (ii) other Encumbrances that will be released or discharged at or prior to the Closing.
     Section 4.7 Intellectual Property
     Section 4.7 of the Seller Disclosure Letter sets forth the Intellectual Property registered with the United States Patent and Trademark Office and applications therefor that are owned by the Company and shall be transferred to Buyer pursuant to the transactions contemplated by this Agreement. To Seller’s knowledge, the Company owns or possesses adequate and enforceable rights to use such Intellectual Property set forth in Section 4.7 of the Seller Disclosure Letter.
     Section 4.8 Agreements, Contracts and Commitments

          (a) All Contracts to which the Company is a party that are Material Contracts are listed in Section 4.8(a)(i) of the Seller Disclosure Letter.
          (b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Material Contracts are valid and binding obligations of the Company, enforceable by the Company in accordance with their respective terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether enforcement is sought in equity or at law).
          (c) Except as set forth in Section 4.8(c) of the Seller Disclosure Letter, (i) the Company is not (with or without the lapse of time or the giving of notice, or both) in default under any of the Material Contracts, and (ii) to the knowledge of Seller, no other party to any of the Material Contracts is (with or without the lapse of time or the giving of notice, or both) in default under any of the Material Contracts.
     Section 4.9 Litigation; Orders
     Except as set forth in Section 4.9 of the Seller Disclosure Letter, (a) there is no Proceeding pending or, to the knowledge of Seller, threatened against the Company or any of its properties or assets (other than the Excluded Intellectual Property or the Excluded Contracts) before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) there is no Order outstanding against the Company that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not in default under any Order of any Governmental Entity, except for any such default or defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.10 Environmental Matters
     Except as set forth in Section 4.10 of the Seller Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company is in compliance with all applicable federal, state, and local laws governing pollution or the protection of the environment (“Environmental Laws”); (ii) in the past five years the Company has not received any written notice with respect to the business of, or any Property owned or leased by, the Company from any Governmental Entity or third party alleging that the Company is not in compliance with any Environmental Law; and (iii) to the knowledge of Seller, the Company has not caused any “release” of a “hazardous substance,” as such terms are defined under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended, on any of the Property that requires remediation or investigation under Environmental Laws. Seller has provided Buyer with true and complete copies of all reports available to Seller with respect to environmental inspections or surveys of the Property or any part thereof. The representations and warranties in this Section 4.10 constitute the sole representations and warranties concerning environmental matters in this Agreement.
     Section 4.11 Permits; Compliance with Laws

          (a) The Company holds all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under Gaming Laws, the Merchant Marine Act of 1920 and the Shipping Act of 1916 and Certificates of Inspection issued by the U.S. Coast Guard) (collectively “Permits”), necessary to conduct the business and operations conducted at the Property, except for such Permits, the failure of which to hold, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the “Company Permits”), each of which Company Permit is in full force and effect in all material respects, and, to Seller’s knowledge, no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit revocation, non-renewal, modification, suspension, limitation or termination of any Company Permit that currently is in effect, the loss of which, either individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect. The Company is in compliance with the terms of the Company Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. To Seller’s knowledge, and except as set forth in Section 4.11 of the Seller Disclosure Letter, the businesses conducted by the Company are not being conducted in violation of any applicable Law of any Governmental Entity (including, without limitation, any Gaming Laws), except for possible violations which, individually or in the aggregate, do not and would not be reasonably likely to have a Company Material Adverse Effect. Except as set forth on Section 4.11 of the Seller Disclosure Letter, the Company has not received a notice of any investigation or review by any Governmental Entity with respect to the Company or the Property that is pending, and, to the knowledge of Seller, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.
          (b) The Company has not received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past year under, or relating to any violation or possible violation of any Gaming Laws related to actions or inactions at the Property which did or would be reasonably likely to result in fines or penalties of $200,000 or more. To Seller’s knowledge, there are no facts other than the refusal by the New Jersey Casino Control Commission to grant the application of an Affiliate of the Company for plenary authorization as a casino holding company and to renew the existing license of an Affiliate of the Company to operate the Tropicana Casino and Resort in Atlantic City, New Jersey and other actions taken by the New Jersey Casino Control Commission in respect of the assets and operations of Affiliates of the Company, which if known to the regulators under the Gaming Laws will or would be reasonably likely to result in the revocation, limitation or suspension of any material license, finding of suitability, registration, permit or approval related to the Company or the Property under the Gaming Laws.
     Section 4.12 Labor Matters
          (a) Except as set forth in Section 4.12(a) of the Seller Disclosure Letter, (a) there are no collective bargaining agreements to which the Company is a party or by which the Company is bound, (b) no union is attempting to organize any Company employees and no Company employees are seeking to organize themselves into a union or similar organization for the purpose of collective bargaining, (c) there is no labor strike, slowdown, work stoppage or lockout pending, or to the knowledge of Seller, threatened against the Company which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (d) there is no unfair labor practice charge, grievance or complaint pending or, to the knowledge of Seller, threatened against the Company, before the National Labor Relations Board which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. In addition, true and complete copies of each applicable collective bargaining agreement by which the Company is bound have been provided or made available to Buyer. To the extent any collective bargaining agreements are disclosed in Section 4.12(a) of the Seller Disclosure Letter, Seller has performed all obligations, given all notices and obtained all consents necessary under the agreements to consummate this Agreement.
          (b) Section 4.12(b) of the Seller Disclosure Letter sets forth a complete and correct list of each current Company employee as of the date hereof by employee identification number, including such employee’s position or job title, exempt or non-exempt status, work location, accrued but unused paid time off (including vacation, sick and/or personal time), accrued fringe benefits (including severance benefits and amount of service credited for purposes of vesting and eligibility to participate in any Company benefit plans), base compensation and bonus compensation earned in calendar year 2007, current annualized base compensation as of the date hereof, eligibility for contingent payments (including bonus, incentive, severance, profit-sharing or other contingent payments), hire date and average number of hours worked per week during the last 90 days. On the Closing Date, Seller shall provide each employee’s name corresponding to each employee identification number.
          (c) The following are set forth in Section 4.12(c) of the Seller Disclosure Letter:
               (i) All employment agreements, independent contractor agreements and agreements with or relating to leased employees;
               (ii) All agreements relating to termination of employment or termination of work with the Company, including but not limited to general release agreements and severance agreements;
               (iii) All non-competition, non-solicitation, confidentiality and/or proprietary information agreements to which any Company employee, independent contractor or consultant is a party, including but not limited to such agreements to which the Company is a party;
               (iv) All handbooks, personnel policies, procedures, practices and plans of the Company, including but not limited to all affirmative action plans and all forms of employment applications; and
               (v) All EEO-1, VETS-100 or other employee-related reports filed by the Company with any federal, state or local Governmental Entity during the past three (3) years.
          (d) Except as set forth in Section 4.12(d) of the Seller Disclosure Letter to the knowledge of Seller, (i) no Company employee or group of Company employees has any plans to terminate employment with the Company; (ii) the Company has not taken any action, corporate or otherwise, that could reasonably be expected to result in a termination of employment of a substantial number of Company employees (beyond normal turnover) on or prior to the Closing Date, including any such action which could give rise to any obligation under WARN Act; (iii) the Company has no plans to terminate involuntarily any Company employees on or prior to the Closing Date; (iv) the Company has no obligation to offer any person employment on or after the Closing Date; (v) the Company has no obligation pay to any of its former employees, directors, officers, independent contractors or consultants any salary, bonus, commission or other compensation, fringe benefit or premium.
          (e) Except as set forth in Section 4.12(e) of the Seller Disclosure Letter, the Company is now, and for the most recent six (6) year period has been, in material compliance with all federal, state, local and foreign laws, regulations and ordinances related to employment and employment practices, including but not limited to: (i) the Fair Labor Standards Act and all applicable federal, state, local and foreign laws, regulations and ordinances with respect to hours of work and payment of wages or compensation, including but not limited to overtime compensation; (ii) all federal, state, local and foreign laws, regulations, and ordinances respecting employment and employment practices, including but not limited to those with respect to: equal employment opportunity including the obligation not to discriminate on the basis of age, race, color, sex (including sexual harassment), religion, creed, national origin, ancestry, citizenship, military status, veteran status, disability, sexual preference or orientation, gender identity, marital status, or any other status protected by federal, state or local law, and the obligation not to engage in retaliation; (iii) health and safety including under federal and state law; (iv) family and medical leave obligations; (v) federal, state, local and foreign laws pertaining to mass layoff and plant closings, including but not limited to the WARN Act; (vi) the National Labor Relations Act and all other laws related to employees’ right to organize and collectively bargain; (vii) business ethics and whistleblowing; (viii) the payment of social security, unemployment and similar Taxes; (ix) unemployment compensation; (x) government contractor and subcontractor obligations, including but not limited to obligations under Executive Order 11246 and related regulations; and (xi) the hiring and retention of employees with authorization to work in the United States (including all record keeping requirements under the Immigration Reform and Control Act of 1986, as amended). The Company is not now, nor during the most recent six (6) year period has been, liable for any unpaid wages, compensation of any kind, or any Taxes or penalties for failure to comply with any of the foregoing, except as set forth in Section 4.12(e) of the Seller Disclosure Letter.
          (f) Except as set forth on Section 4.12(f) of the Seller Disclosure Letter, there is no pending or, to the knowledge of Seller, threatened and for the last six (6) years has been no (i) claim for unpaid compensation or benefits (including unpaid overtime) or any other claim for alleged wage and hour violations, including under the Fair Labor Standards Act or any other federal, state, local or foreign laws, ordinances or regulations; (ii) claim for unlawful employment practices, discrimination, harassment or retaliation charges, complaints or proceedings against the Company, before the Equal Employment Opportunity Commission or any other federal state, local or foreign agency, commission or entity; (iii) complaint, suit, claim or proceeding of any kind by or related to any current or former Company employee or applicant against the Company or Seller, including before any court, mediator or arbitrator, including but not limited to for discrimination, harassment, retaliation, wrongful discharge, breach of contract, fraud, misrepresentation, invasion of privacy or violation of any whistleblower protection, public policy or any other claim or complaint of any nature whatsoever relating in any way to employment, including all regulations, rules and opinions of any Governmental Entity made applicable to the Company as a result of any agreement to which it is a party; (iv) consent decree, injunction or other order of any court, agency, commission or any other entity concerning employment or employment conditions against the Company or (v) proceedings or investigations by any agency, commission or other person or entity with respect to any Company employees, applicants or employment practices of the Company.
     Section 4.13 Employee Benefits
          (a) Section 4.13 of the Seller Disclosure Letter sets forth an accurate and complete list of all (i) “employee welfare benefit plans,” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”); (ii) “employee pension benefit plans,” within the meaning of Section 3(2) of ERISA; and (iii) bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement, unemployment and other employee benefit plans, programs, agreements and arrangements (whether or not insured) maintained or contributed to or required to be contributed to by (i) the Company or (ii) an Affiliate of the Company (with respect to current or former employees of the Company) for the benefit of employees of the Company. The plans, programs, agreements and arrangements described in the preceding sentence are sometimes referred to herein as the “Company Benefit Plans.”
          (b) With respect to each Company Benefit Plan, the Company has made available to Buyer a complete copy of: (i) each Company Benefit Plan; (ii) the most recent Annual Report (Form 5500 Series) document and amendments thereto, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial and/or actuarial report, if any; and (v) the most recent determination letter from the IRS, if any.
          (c) Section 4.13(c) of the Seller Disclosure Letter identifies each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and Seller knows of no existing circumstances and no events have occurred that could reasonably be expected to materially adversely affect the qualified status of any Qualified Plan or the related trust. All material contributions required to be made to any Company Benefit Plan, for any period through the date hereof have been timely made or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements, to the extent required by GAAP. With respect to each Company Benefit Plan, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company has complied, and is now in compliance, with all Laws applicable to such Company Benefit Plan, and (ii) each Company Benefit Plan has been administered in all material respects in accordance with its terms.

          (d) Section 4.13(d) of the Seller Disclosure Letter identifies each Company Benefit Plan that is a Multiemployer Plan as defined in Section 4001(a)(3) of ERISA (“Multiemployer Plan”). Neither of the Company or any ERISA Affiliate has incurred any Withdrawal Liability that has not been satisfied in full. To the knowledge of Seller, there does not now exist, nor do any circumstances exist which may reasonably be expected to give rise to, a Withdrawal Liability.
          (e) Except as set forth in Section 4.13(e) of the Seller Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could reasonably be expected (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company.
          (f) Section 4.13(f) of the Seller Disclosure Letter identifies each Company Benefit Plan that is subject to Title IV of ERISA.
     Section 4.14 Brokers
     Except for Credit Suisse Securities (USA) LLC (the “Broker”), none of Seller, the Company nor any of their respective Affiliates or representatives has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. Seller shall be solely obligated to pay Broker any and all fees, commissions and finder fees in connection with this transaction. The provisions of this Section 4.14 shall survive the Closing or earlier termination of this Agreement.
     Section 4.15 Taxes
          (a) The Company is and has at all times been characterized as a disregarded entity for Federal income tax purposes; Seller is and has at all times been characterized as a partnership for Federal income tax purposes.
          (b) (i) Seller (with respect to the Company and its assets and Liabilities) and the Company have timely filed all material Tax Returns required to be filed on or before the Closing Date and all such Tax Returns are true, complete and correct in all material respects; and (ii) all Taxes required by Law to be paid have been timely paid.
          (c) There is no action, suit, proceeding, investigation, audit, written claim or assessment pending or proposed with respect to Taxes of Seller (with respect to the Company and its assets and Liabilities) or the Company, and neither Seller (with respect to the Company and its assets and Liabilities) nor the Company has received any written notice from any taxing authority or Governmental Entity that it intends to conduct an audit or investigation.
          (d) There are no waivers or extensions of, or agreements that have the effect of waiving or extending, any applicable statute of limitations for the assessment or collection of Taxes with respect to any Tax Return of Seller (with respect to the Company and its assets and Liabilities) or the Company which remain in effect.

          (e) The Company has complied in all respects with all Laws relating to the payment and withholding of any and all Taxes and all such withholding Taxes have been or shall be duly and timely paid by the Seller or the Company to the proper taxing authority or Governmental Entity.
          (f) There are no tax sharing agreements or any other agreement, obligation or Liability that will require any payment by the Company of the Taxes of another person after the Closing Date. There are no Encumbrances for Taxes except for Permitted Encumbrances.
     Section 4.16 Vessel
          (a) The Vessel is currently documented with the United States Coast Guard. Seller has good and merchantable title to the Vessel free and clear of all Encumbrances except Permitted Encumbrances and other Encumbrances that will be released or discharged at or prior to Closing. Seller does not make any representations or warranties as to the condition or seaworthiness of the Vessel.
          (b) Each of Seller and the Company is, and on the Closing Date, will be, a citizen of the United States, within the meaning of Section 2 of the Shipping Act, 1916, as amended (“Shipping Act”), and the Vessel is U.S. flagged, U.S. built and fully qualified to engage in the coastwise trade of the United States. To Seller’s knowledge (i) at no time has the Vessel been sold, leased or chartered to a person other than a citizen of the United States within the meaning of the Shipping Act, and (ii) at no time has the Vessel been flagged, documented, registered or operated under the authority or registry of a country other than the United States.
     Section 4.17 Computer Software
     Section 4.17 of the Seller Disclosure Letter sets forth a true and correct list of all material computer software used at the Property by the Company that will continue to be available for use by the Company following the Closing.
     Section 4.18 Personal Property
     Except for Permitted Encumbrances and excluding the Excluded Intellectual Property, the Company has good and valid title to, or an adequate leasehold interest in, or other legal right to, all tangible personal property necessary to conduct its business as presently conducted, except as would not have a Company Material Adverse Effect. Notwithstanding anything contained in this Section 4.18, the representations contained in this Section 4.18 do not concern the Real Property, the Leased Property or the Intellectual Property, which are the subject of the representations in Sections 4.6 and 4.7, respectively.
     Section 4.19 No Other Representations
     Except for the representations and warranties made by Seller that are contained in this Article IV and in the Seller Disclosure Letter, none of Seller or the Company, nor any other person or entity acting on behalf of Seller or the Company, makes any representation or warranty, express or implied, and Seller hereby disclaims any other representations and warranties made by Seller, or any of its officers, directors, employees, members, managers, controlling persons, Affiliates, agents, advisors or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective representatives of any documentation or other information with respect to any one or more of the foregoing, including, without limitation, any documentation or other information furnished in the form of management presentations, management reports or other financial information, information memoranda and supplements, data room materials, due diligence materials, and information and materials conveyed, provided or made available by or on behalf of Seller or its representatives in connection with any due diligence or auction process.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT GUARANTOR
     Buyer and Parent Guarantor, jointly and severally, represent and warrant to Seller as follows:
     Section 5.1 Organization and Qualification of Buyer and Parent Guarantor
     Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada. Buyer shall, upon the consummation of the transactions contemplated by this Agreement, have all necessary power and authority to own, lease and operate the Property and to carry on the business of the Company as now conducted. Parent Guarantor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada.
     Section 5.2 Authority; No Conflict; Required Filings and Consents
          (a) Each of Buyer and Parent Guarantor has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions to which it is a party that are contemplated by this Agreement. The execution and delivery of this Agreement by each of Buyer and Parent Guarantor and the consummation by each of Buyer and Parent Guarantor of the transactions to which it is a party that are contemplated by this Agreement have been duly authorized by all necessary action on the part of each of Buyer and Parent Guarantor, respectively. This Agreement has been duly executed and delivered by each of Buyer and Parent Guarantor, and assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, this Agreement constitutes the valid and binding obligation of each of Buyer and Parent Guarantor, enforceable against each of Buyer and Parent Guarantor, respectively, in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.
          (b) Except as disclosed in Section 5.2(b) of the Buyer Disclosure Letter, the execution and delivery of this Agreement by each of Buyer and Parent Guarantor does not, and the consummation by each of Buyer and Parent Guarantor of the transactions to which it is a party that are contemplated by this Agreement, assuming the satisfaction of the conditions to Closing set forth in Sections 7.1 and 7.2, will not (i) conflict with, or result in any violation or breach of, any provision of the organization documents of Buyer or Parent Guarantor, respectively, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or other agreement to which Buyer or Parent Guarantor, respectively, is a party or otherwise bound, or (iii) subject to the governmental filings and other matters referred to in Section 5.2(c), contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate, or modify any permit, concession, franchise, license, judgment, or Law applicable to Buyer or Parent Guarantor, respectively, or any of its properties or assets, except in the case of clauses (ii) and (iii) for any such breaches, contraventions, rights, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (x) are not, individually or in the aggregate, reasonably likely to have a material adverse effect on the business, assets, financial condition or results of operations of the Buyer and the Parent Guarantor taken as a whole (a “Buyer Material Adverse Effect” and (y) would not materially impair the ability of the parties to consummate, or materially delay, the Closing.
          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer or Parent Guarantor in connection with the execution and delivery of this Agreement by Buyer or Parent Guarantor, respectively, or the consummation by Buyer or Parent Guarantor, respectively, of the transactions to which it is a party that are contemplated hereby, except for (i) the approvals or filing of notices listed on Section 5.2(c) of the Buyer Disclosure Letter required under the Gaming Laws; (ii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property owned and operated by Buyer; (iii) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Buyer or Parent Guarantor, respectively, conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect; and (iv) any consents, approvals, orders, authorizations, registrations, permits, declaration or filings required to be obtained or made by Seller, the Company or any of their Affiliates or key employees (including, without limitation, under the Gaming Laws).
     Section 5.3 Brokers
     Except as set forth in Section 5.3 of the Buyer Disclosure Letter, none of Buyer nor any of its Affiliates or representatives has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. Buyer is solely responsible for any payment, fee, commission or indemnification obligation that may be due to any broker, financial advisor or finder set forth in Section 5.3 of the Buyer Disclosure Letter in connection with the transactions contemplated by this Agreement.
     Section 5.4 Financing

     Buyer and Parent Guarantor shall have available on the Closing Date sufficient funds to enable Buyer to pay the Purchase Price, and all fees and expenses necessary or related to the consummation of the transactions contemplated by this Agreement, to operate the business of the Company for the reasonably foreseeable future, to satisfy the continuing Liabilities of the Company and to meet the financial obligations of the Company as and when they become due and payable, as such obligations are known or reasonably anticipated. Buyer has not made and will not make any material misrepresentation in connection with obtaining such financing.
     Section 5.5 Licensability of Buyer and Principals
     Neither Buyer nor any of its current representatives or Affiliates has been denied, or had revoked, a gaming license by a Governmental Entity or Gaming Authority. Buyer and each of its representatives and Affiliates are in good standing or full force and effect in each of the jurisdictions in which Buyer or any of its Affiliates owns or operates gaming facilities. To the knowledge of Buyer, there are no facts, which if known to any Gaming Authority, would (a) be reasonably likely to result in the delay, denial, revocation, limitation or suspension of a gaming license currently held, or which may be sought pursuant to this Agreement, by Buyer or any of its Affiliates or (b) result in a negative outcome in connection with any finding of suitability proceedings currently pending, or under any future suitability proceedings necessary for the consummation of this Agreement, including with respect to Buyer or any of its Affiliates or any of their respective officers, directors, key employees or Persons performing management functions similar to an officer or partner, or limited partner under any Gaming Laws.
     Section 5.6 Compliance with Gaming Laws
          (a) Buyer and its Affiliates, and each of their respective directors, officers, key employees and Persons performing management functions similar to officers and partners hold all Permits necessary to conduct the business and operations of Buyer or its Affiliates, as applicable (the “Buyer Permits”), each of which Buyer Permit is in full force and effect in all material respects, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Buyer Permit. Buyer and its Affiliates, and each of their respective directors, officers, key employees and Persons performing management functions similar to officers and partners are in compliance in all material respects with the terms of the Buyer Permits. Neither Buyer nor any of its Affiliates have received notice of any investigation or review by any Governmental Entity under any Gaming Law with respect to Buyer or any of its Affiliates that is pending, and, to the knowledge of Buyer, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same.
          (b) Neither Buyer nor any of its Affiliates, as applicable, nor any director, officer, key employee, partner or Person performing management functions similar to officers, directors, key employees or partners of Buyer or its Affiliates has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three years under, or relating to any violation or possible violation of any Gaming Laws which did or would be reasonably likely to result in fines or penalties of $50,000 or more. To the knowledge of Buyer, there are no facts, which if known to the Gaming Authorities, will or could reasonably be expected to result in the revocation, limitation or suspension of an existing material license, finding of suitability, registration, permit or approval of Buyer or any of its Affiliates, or any of their respective officers, directors, key employees or Persons performing management functions similar to an officer or partner, or limited partner under any Gaming Laws. None of Buyer, its Affiliates or any officer, director, key employee or Person performing any management functions similar to an officer or partner of Buyer or its Affiliates, has suffered a suspension or revocation of any Buyer Permit held under the Gaming Laws.
     Section 5.7 Purchase For Investment
     Buyer acknowledges that the Interests have not been registered under the Securities Act and that the Interests may not be resold absent such registration or unless an exemption therefrom is available. Buyer is acquiring the Interests for its own account and for investment purposes only, and not with a view to, or for offer or sale in connection with, any distribution of the Interests. Buyer (i) is knowledgeable, sophisticated and experienced in business and financial matters and fully understands the limitations on the transfer of the Interests imposed by the Securities Act and applicable Law, and (ii) is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act.
     Section 5.8 Investigation by Buyer
     Buyer acknowledges and agrees that it has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Property and the Company, which investigation, review and analysis was done by Buyer and its Affiliates and, to the extent Buyer deemed appropriate, by representatives of Buyer. To the knowledge of Buyer, Buyer (i) has been furnished with and has had access to all such information concerning Seller, the Company and their respective assets, properties and liabilities as Buyer considers relevant in connection with its determination to enter into this Agreement and the transactions contemplated hereby, and (ii) has had all questions which have been asked by Buyer or any of its representatives satisfactorily answered by a representative of Seller or its Affiliates. Buyer acknowledges that, should the Closing occur, Buyer shall acquire the Property and the Company and their respective properties, assets and liabilities in an “As Is” condition and on a “Where Is” basis, as set forth in Section 10.1, without any representation or warranty of any kind, express or implied, except such representations and warranties as are expressly set forth in this Agreement. Notwithstanding the foregoing, Buyer reserves the right pending the Closing to conduct reasonable further due diligence reviews, inspections or examinations with respect to the Property or the Company, including, without limitation, with respect to engineering, environmental, title, survey, financial and operational matters.
     Section 5.9 Litigation
     There are no Proceedings pending or, to Buyer’s knowledge, threatened against Buyer or any of its Affiliates before any Governmental Entity, which, if determined adversely, could reasonably be expected to prevent or delay Buyer from completing any of the transactions contemplated by this Agreement.
     Section 5.10 Citizenship

     On the Closing Date, Buyer shall be a citizen of the United States, within the meaning of Section 2 of the Shipping Act.
     Section 5.11 No Vote Required
     No vote of the stockholders or members of Buyer or any of its Affiliates is required by law, Buyer’s organizational documents or otherwise in order for Buyer to duly consummate the transactions contemplated by this Agreement.
     Section 5.12 Ownership
     The record and beneficial ownership of all outstanding shares of capital stock or equity interests of Buyer are set forth on Section 5.12 of the Buyer Disclosure Letter.
     Section 5.13 No Knowledge of Misrepresentations or Omissions
     None of Buyer nor any Affiliate of Buyer has any knowledge that any representation or warranty of Seller contained in this Agreement or any Operative Agreement is not true and correct in all material respects, and neither Buyer nor any Affiliate of Buyer has any knowledge of any errors in, or omissions from, this Agreement, the Seller Disclosure Letter, the Operative Agreements or the schedules, exhibits or attachments to any of the foregoing.
ARTICLE VI
COVENANTS
     Section 6.1 Conduct of Business of the Company
          (a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, subject to the limitations set forth below, Seller shall cause the Company to carry on its business in the ordinary course in substantially the same manner as previously conducted.
          (b) Without limiting the generality of the foregoing, except (i) as expressly contemplated by this Agreement or the Operative Agreements, (ii) as is required to maintain the viability and marketability of the Property and to prevent the destruction, removal, wasting, deterioration, or impairment of the Property, except for ordinary wear and tear (including, but not limited to, regular repair and maintenance efforts, continuation of any planned capital expenditures, and marketing and promotional programs), but subject in any event to the terms of Section 6.1(c) below, (iii) as disclosed in Section 6.1(b) of the Seller Disclosure Letter, (iv) with respect to the Excluded Intellectual Property, which Seller and its Affiliates shall be entitled to retain or shall be transferred by the Company to Seller and/or such Affiliates of Seller on or prior to the Closing, or (v) with respect to the Excluded Contracts, which Seller and its Affiliates shall be entitled to retain, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, without the written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller agrees that it shall not cause or allow the Company to take any of the following actions:

               (i) sell, pledge, lease, dispose of, grant or otherwise authorize the sale, disposition or grant of the Property (or any portion thereof) except, in each case, in the ordinary course of business in connection with the operation of the Property;
               (ii) incur any material Liabilities, except in the ordinary course of business; or make or agree to make any capital expenditures, other than capital expenditures that are made in the ordinary course of business consistent with past practice and that are made substantially consistent with the Company’s past practice and operating strategy;
               (iii) modify, amend or terminate any of the Material Contracts or waive, release or assign any rights or claims, except in the ordinary course of business or as required by applicable Law or as otherwise contemplated by this Agreement or the Operative Agreements;
               (iv) except in the ordinary course of business, subject the Property (or any constituent portion thereof) to any Encumbrance, other than a Permitted Encumbrance;
               (v) fail to maintain the existing insurance coverage of all types relating to the Property (however, in the event any such coverage shall be terminated or lapse, the Company shall procure, or an Affiliate of the Company shall procure on behalf of the Company, substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies;
               (vi) except (x) in the ordinary course of business or (y) as may be required by Contract, award or increase any bonuses, salaries, or other compensation to any member, director, officer, or Company Employee, or enter into any employment, severance, or similar Contract with any member, director, officer, or Company Employee; or
               (vii) enter into a Contract to do any of the foregoing, or to authorize or publicly announce an intention to do any of the foregoing.
          (c) Notwithstanding anything in this Agreement (including the restrictions set forth in Sections 6.1(a) and (b)), nothing herein shall preclude Seller, the Company or any of their respective Affiliates from taking any action that is necessary to maintain the viability and marketability of the Property and to prevent the destruction, removal, wasting, deterioration, or impairment of the Property, except for ordinary wear and tear (including, but not limited to, regular repair and maintenance efforts, continuation of any planned capital expenditures, and marketing and promotional programs), or any action that Seller in good faith determines, after consultation with Buyer, is reasonably required in order to consummate the transactions contemplated by this Agreement or the Operative Agreements in accordance with the terms hereof or thereof.
          (d) For purposes of this Section 6.1, “ordinary course of business” or “ordinary course” shall mean the ordinary course of business of the Company or Seller.
     Section 6.2 Cooperation; Notice; Cure

     Subject to compliance with applicable Law (including, without limitation, antitrust Laws and Gaming Laws), from the date hereof until the Closing, Seller and Buyer shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations at the Property. Seller and Buyer shall promptly notify each other in writing of, and shall use their reasonable best efforts to cure before the Closing Date, any fact, event, transaction or circumstance, as soon as practicable after it becomes known to such party, that (i) causes, or is reasonably likely to cause, any covenant or agreement of Seller or Buyer under this Agreement to be breached in any material respect, (ii) renders, or is reasonably likely to render, untrue in any material respect any representation or warranty of Seller or Buyer contained in this Agreement, or (iii) will result, or is reasonably likely to result, in the failure of such party to timely satisfy any of the closing conditions specified in Article VII. Nothing contained in Section 6.1 shall prevent Seller from giving such notice, using such efforts or taking any action to cure or curing any such event, transaction or circumstance. No notice given pursuant to this Section 6.2 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein, although corrective action taken pursuant to any such notice may have such an effect.
     Section 6.3 Employee Matters
          (a) All employees who are employed by the Company in the Property’s business as of the Closing shall continue as employees of the Company immediately following the Closing (other than Excluded Employees, whom the Buyer and its Affiliates are prohibited from contacting regarding matters pertaining to offers of employment). Following the Closing, Buyer shall, and shall cause the Company to, (i) assume and honor, in accordance with their respective terms, the collective bargaining agreements in effect on the Closing Date, if any, in each case, for the benefit of any employees covered by such collective bargaining agreements, (ii) comply with any bargaining obligations that may exist with respect to the employees, and (iii) comply with all requirements under the National Labor Relations Act or similar laws with respect to any Company Employees who are represented by a union or any other collective bargaining representative.
          (b) For a period of at least one (1) year following the Closing Date, Buyer shall cause the Company to provide compensation and employee benefits to each employee remaining employed by the Company (the “Company Employees”) that are, in the aggregate, reasonably comparable to those provided to such employees immediately prior to the Closing Date; provided, however, that any employees who are subject to a collective bargaining agreement shall be deemed not to be Company Employees for purposes of this Section 6.3(b), and provided, further, any collective bargaining agreement entered into after the Closing Date shall supersede any obligations under this Section 6.3 with respect to employees who have been certified as being represented by a union as of the Closing Date.
          (c) From and after the Closing Date, Buyer shall cause the Company to honor, in accordance with their respective terms (as in effect on the date of this Agreement), all the employment, severance and termination agreements disclosed in Section 4.12 of the Seller Disclosure Letter.

          (d) With respect to any employee or employee benefit plan, program or arrangement maintained by Buyer, for all purposes of determining eligibility to participate and vesting, and (with respect only to any severance plan, program or arrangement) for purposes of benefit accrual, a Company Employee’s service with the Company or Seller shall be treated as service with Buyer; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits; and provided, further, that nothing in this Agreement shall require Buyer to include Company Employees in any plan or program maintained by Buyer or its Affiliates other than the Company.
          (e) Buyer shall waive, or cause to be waived, to the extent permitted by Buyer’s benefit plans, any pre-existing condition limitation under any welfare benefit plan maintained by Buyer or any of its Affiliates in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent such pre-existing condition limitation or exclusion would have been applicable under the comparable Company Benefit Plan immediately prior to the Closing. Buyer shall recognize the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations or exclusions under the relevant welfare benefit plans in which they will be eligible to participate from and after the Closing, to the extent such deductibles and co-payments credits are permitted by Buyer’s benefit plans.
          (f) Buyer acknowledges and agrees that any employment loss within the meaning of the WARN Act suffered by any employee immediately upon or within 90 days after the Closing Date shall have been caused by Buyer’s decision not to continue the employment of such employee, and not by the sale of the Company or the Interests. Buyer shall be responsible to and shall indemnify and hold harmless Seller, the Company and its Affiliates for any and all claims asserted under the WARN Act because of a “plant closing” or “mass layoff,” as defined therein, occurring on or after the Closing Date. For purposes of this Agreement, the Closing Date is and shall be the same as the “effective date” of the sale within the meaning of the WARN Act. Seller is required to give all notices that may be required under and otherwise to comply with all provisions of the WARN Act for all terminations of the Company’s employees that occur prior to Closing. Buyer is required to give all notices required under and otherwise to comply with all provisions of the WARN Act for all involuntary terminations of the Company’s employees that occur on or after Closing. Seller agrees to cooperate with Buyer so that Buyer may comply with the WARN Act, as compliance is determine in Buyer’s sole discretion, including but not limited to providing Buyer with information regarding its employees’ status as full-time or part-time as defined by the WARN Act, providing Buyer with information regarding involuntary employee terminations during the 90 days prior to Closing, and giving Buyer access to the Company’s employees to disseminate a notice pursuant to the WARN Act in the event Buyer determines in its sole discretion that such notice must be given to the Company’s employees prior to Closing due to terminations it will execute during the 90 days immediately following Closing. If Buyer determines in its sole discretion that notice must be given to the Company’s employees prior to Closing pursuant to the WARN Act, the providing of such notice shall not be deemed to violate any of the confidentiality provisions contained in this Agreement.
          (g) The provisions of this Section 6.3 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Company Employees), other than the parties hereto and their respective permitted heirs, executors, administrators, successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.3) under or by reason of any provision of this Agreement.
          (h) Prior to the Closing Date, Seller will provide Buyer with a list of each Company Benefit Plan, and each other agreement, contract or other arrangement, that it believes in good faith to be a nonqualified deferred compensation plan within the meaning of Section 409A of the Code with regard to which the Company is the “service recipient” as that term is used for purposes of applicable regulations promulgated pursuant to Code Section 409A. Seller shall use its good faith efforts to cause the Company to bring each such arrangement into compliance with the requirements of Code Section 409A and applicable treasury regulations on or before December 31, 2008.
     Section 6.4 Access to Information and the Property
          (a) Upon reasonable notice, subject to applicable Law, including, without limitation, antitrust Laws and Gaming Laws, during the period from the date hereof to the Closing, Seller and the Company shall provide Buyer and its representatives with reasonable access, during normal business hours, to the Property, the General Manager of the Property, such other key employees of the Property as Buyer may reasonably designate in order to enable it to develop an understanding of the operations of the Property (which key employees, may include, without limitation, the Director of Finance, the Director of Table Games, the Director of Slots and the Director of Marketing), and the financial books and records (which, for purposes of clarification, shall not include the Customer Database or personnel files) of the Company, provided that Buyer shall use its reasonable best efforts to assure that such access (i) does not unreasonably interfere with the business of the Company and (ii) is reasonably related to the requesting party’s obligations and rights hereunder; provided, however, that (a) Buyer shall provide Seller and the Company with reasonable prior notice of any visit to the Property; (b) if Seller or any of the Company so requests, Buyer’s representatives shall be accompanied by a representative of Seller or the Company; (c) Buyer shall not initiate contact with employees or other representatives of the Company other than the general manager of the Property without the prior written consent of Seller’s or the Company’s representatives; (d) Buyer’s representative shall not be entitled to perform any physical testing of any nature with respect to any portion of the Property without Seller’s prior written consent, which shall not be unreasonably withheld; (e) Buyer shall not unreasonably interfere with the operation of the business conducted at the Property; and (f) Buyer shall, at its sole cost and expense, promptly repair any damage to the Property or any other property owned by a Person other than Buyer arising from or caused by such inspection, and shall reimburse the Company for any loss arising from or caused by any inspection, and restore the Property or such other third-party property to substantially the same condition as existed prior to such inspection, and shall indemnify, defend and hold harmless the Company, Seller and their respective Affiliates from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom. Buyer shall hold and cause its representatives to hold any non-public information furnished to it by Seller or otherwise learned as a result of an inspection described in this Section 6.4 confidence in accordance with the confidentiality agreement dated January 14, 2008 between Seller and Buyer (the “Confidentiality Agreement”). The Confidentiality Agreement shall survive the Closing and continue in full force and effect thereafter in accordance with its terms. Notwithstanding anything contained herein to the contrary, in the event any proprietary information or knowledge relating to the Excluded Intellectual Property is obtained, revealed or otherwise made known to Buyer, Buyer shall not reveal, disclose, employ or otherwise use any such proprietary information and shall hold such information in confidence in accordance with the Confidentiality Agreement. During the period from the date hereof until the Closing, Seller shall deliver to Buyer, within fifteen (15) days after the end of each calendar month, unaudited financial statements of the Company for such month consisting of an operating statement, statement of cash flows and a balance sheet as of the last day of such month, prepared in accordance with GAAP and on a basis consistent with prior periods. In the event that Buyer obtains information or knowledge in any investigation pursuant to this Section 6.4 or Section 5.8 that could reasonably be expected to result in a Company Material Adverse Effect, then Buyer shall have the right, by written notice to Seller, to terminate this Agreement pursuant to the terms of Article VIII hereof.
     Section 6.5 Governmental Approvals
          (a) Subject to Section 6.1(c), Parent Guarantor, Buyer and Seller shall cooperate with each other and use their respective reasonable best efforts to (i) as promptly as practicable take, or cause to be taken, all appropriate action, and do or cause to be done all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions governed by this Agreement as promptly as practicable and to permit Buyer to own the Interests, and to operate the Property, in each case, after the Closing in substantially the same manner as owned and operated by Seller and its subsidiaries prior to the Closing Date; (ii) obtain all Gaming Approvals; (iii) obtain from any Governmental Entities any consents, licenses (including any liquor licenses), permits, waivers, approvals, authorizations or orders required (A) to be obtained or made by the Company, Seller or Buyer or any of their respective Affiliates or any of their respective representatives, and (B) to avoid any action or proceeding by any Governmental Entity in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (iv) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the Gaming Laws, (C) antitrust laws, including the Hart-Scott-Rodino Improvements Act of 1976 (the “HSR Act”), and (D) any other applicable Law (the Gaming Approvals and the other consents, licenses, permits, waivers, approvals, authorizations, orders, filings and other submissions referred to in clauses (ii) through (iv), collectively, the "Governmental Approvals”), and to comply with the terms and conditions of all such Governmental Approvals. The parties hereto and their respective representatives and Affiliates shall file, within fifteen days after the date hereof, all required initial applications and documents in connection with obtaining the Governmental Approvals (including, without limitation, under applicable Gaming Laws) and shall act diligently and promptly to pursue the Governmental Approvals and shall cooperate with each other in connection with the making of all filings referenced in the preceding sentence, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Buyer and Seller shall use their reasonable best efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental

Approvals as promptly as commercially practicable. Buyer and Seller shall have the right to review in advance and, to the extent practicable, each shall consult the other parties hereto on, in each case, subject to applicable Laws relating to the exchange of information (including, without limitation, antitrust laws and any Gaming Laws), all the information relating to Buyer, Seller or the Company, as the case may be, and any of their respective Affiliates or representatives which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions governed by this Agreement. Without limiting the foregoing, Buyer and Seller shall notify the other parties hereto promptly of the receipt of comments or requests from Governmental Entities relating to Governmental Approvals, and shall supply the other party with copies of all correspondence between the notifying party or any of its representatives and Governmental Entities with respect to Governmental Approvals. All filing fees incurred in connection with obtaining Governmental Approvals in accordance with this Section 6.5(a) shall be paid by Buyer.
          (b) Without limiting Section 6.5(a), Parent Guarantor, Buyer and Seller shall:
               (i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person;
               (ii) each use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including implementing, contesting or resisting any litigation before any court or quasi-judicial administrative tribunal seeking to restrain or enjoin the Closing, but not including the divestiture by Buyer or its Affiliates of any assets, operations or entities; and
               (iii) cooperate with each other and each use its best efforts to, as promptly as practicable, take, or cause to be taken, all appropriate action, and to do or cause to be done, all things required by, or necessary, proper or advisable under applicable Law or otherwise.
          (c) Buyer and Seller shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions governed by this Agreement which causes such party to reasonably believe that there is a reasonable likelihood that such consent or approval from such Governmental Entity will not be obtained or that the receipt of any Governmental Approval will be materially delayed. Buyer and Seller shall each use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to defend any lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions governed by this Agreement and shall seek to prevent the entry by any Governmental Entity of any decree, injunction or other order challenging this Agreement or the consummation of the transactions governed by this Agreement, appealing as promptly as possible any such decree, injunction or other order and using their reasonable best efforts to have any such decree, injunction or other order vacated or reversed as promptly as practicable.

               (d) From the date of this Agreement until the Closing, each party shall promptly notify the other party hereto in writing of any pending or, to the knowledge of Seller or Buyer, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing or any other transaction governed by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing.
               (e) Parent Guarantor shall cause Buyer to be capitalized to the extent and in the manner necessary for Buyer to satisfy the financial suitability requirements for licensure under applicable Gaming Laws.
     Section 6.6 Publicity
     Seller and Buyer shall agree on the form and content of the initial press release regarding the transactions contemplated hereby, thereafter shall consult with each other before issuing, and shall provide each other the opportunity to review and comment upon and use all reasonable efforts to agree upon, any press release or other public statement with respect to any of the transactions contemplated hereby or the Operative Agreements. Neither Seller nor Buyer shall issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except as may be required by applicable Law (including, without limitation, the Securities Act, the Exchange Act, any rules and regulations of the National Association of Securities Dealers, Inc., and any Gaming Laws) or any listing agreement with the New York Stock Exchange or the NASDAQ Stock Market, or any contractual obligation to provide disclosure to investors equivalent to that required of a public company under the periodic reporting requirements of the Exchange Act. Notwithstanding anything to the contrary herein, except as may otherwise be proscribed by applicable Law, Buyer and Seller or their respective Affiliates may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Buyer and Seller and do not reveal non-public information regarding the Company, Buyer, Parent Guarantor or Seller.
     Section 6.7 Further Assurances and Actions
          (a) Subject to the terms and conditions herein, each party hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using its reasonable best efforts (i) to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with each party hereto as are necessary for consummation of the transactions contemplated by this Agreement, and (ii) to fulfill all conditions precedent applicable to such party pursuant to this Agreement and the Operative Agreements.
          (b) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement or to vest Buyer with full title to the Interests, the proper officers, directors, and/or equivalent Persons of Buyer and Seller shall take all action reasonably necessary (including executing and delivering further notices, assumptions, releases and acquisitions); provided, however, that if such action is necessary due to events or circumstances particular to Buyer, Buyer shall bear the cost of such action.
          (c) Following the Closing, each party shall afford the other party, its counsel and its accountants, during normal business hours and upon reasonable prior notice, reasonable access to the books, records and other data relating to the business or condition of the Company in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation or verification of Tax Returns in accordance with Section 6.19 of this Agreement, (ii) compliance with the requirements of applicable Law or any Governmental Entity, (iii) the determination or enforcement of the rights and obligations of any party to this Agreement or any of the Operative Agreements or (iv) in connection with any actual or threatened Proceeding involving any such party. In addition, Buyer shall furnish Seller with trial balances of the Company in Microsoft Corporation Inc.’s Excel format and such other materials as Seller shall reasonably request to enable Seller to prepare the Company’s federal income Tax Returns. Further, each party agrees that, for a period extending seven years after the Closing Date, it will not destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the thirty (30) day period after such offer is made.
          (d) If, in order properly to (i) prepare or verify its Tax Returns or other documents or reports required to be filed with any Governmental Entity, (ii) prepare or verify its financial statements or (iii) fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the business or condition of the Company not referred to in paragraph (c) above, and such information, documents or records are in the possession or control of the other party, such other party agrees to use its best efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient’s request, cost and expense. Any information obtained by any party hereto in accordance with this paragraph shall be held in strict confidence by such party.
     Section 6.8 Transfer Taxes
     All transfer, documentary, sales, use, stamp, recording, filing, registration and other similar Taxes (including all applicable real estate transfer Taxes) and related fees (including any penalties, interest and additions to such Tax) (collectively, “Transfer Taxes”) incurred with respect to transfer of the Interests pursuant to this Agreement shall be borne one-half by Buyer and one-half by Seller. Except as required by applicable Law, Buyer shall prepare, execute and file all Tax Returns and other documentation on a timely basis as may be required to comply with the provisions of any Laws governing the payment of Transfer Taxes. All filing fees pursuant to the pre-merger notifications under the HSR Act shall be borne by Buyer.
     Section 6.9 Reservations; Chips
          (a) Reservations. Following Closing, Buyer shall honor the terms and rates of all pre-Closing reservations (in accordance with their terms) at the Property by customers,

including advance reservation cash deposits, for services confirmed by the Company for any time subsequent to the Closing, to the extent that such reservations were made in the ordinary course of business consistent with past practices of the Company. Prior to the Closing Date, the Company may continue to accept reservations for periods after the Closing in the ordinary course of business in operating the Property, consistent with past practices of the Company. Buyer recognizes that such reservations may include discounts or other benefits, including, without limitation, benefits extended under Seller’s player loyalty program or any other frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by the Company to the guest or guests, as the case may be, holding such reservations. Buyer shall cause the Company to honor all banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing Date at the rates and on the terms provided in such agreements, to the extent that such agreements were made prior to Closing in the ordinary course of business consistent with the past practices of the Company. Buyer agrees that neither Seller nor the Company can make any representation or warranty that any party holding a reservation or agreement for facilities or services shall utilize such reservation or honor such agreement. Buyer, by the execution hereof, solely assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing.
          (b) Destruction of Chips. Upon the expiration or earlier termination of the License Agreements, Buyer shall (i) cease to issue or use and shall not reissue or reuse any of Seller’s gaming chips, tokens or plaquemines and (ii) be solely responsible and liable for compliance with applicable Indiana Gaming Regulations, other Gaming Laws or any applicable order, decree or ruling issued by a court of competent jurisdiction with respect to any of Seller’s gaming chips, tokens or plaquemines, including any obligation to destroy the same.
     Section 6.10 Insurance Policies
     The Company’s fire and casualty insurance and other insurance policies shall be cancelled by Seller or any of its Affiliates as of the Closing Date, and any refunded premiums shall be retained by Seller. Buyer shall be solely responsible for acquiring and placing its casualty insurance, business interruption insurance, liability insurance and other insurance policies for periods after the Closing.
     Section 6.11 Certain Transactions
     Prior to the Closing, neither Buyer nor its Affiliates shall take, or agree to commit to take, any action that (or fail to take, or agree to fail to take, any action, which failure to take) would or is reasonably likely to delay the receipt of, or to adversely impact the ability of Buyer to obtain, any Governmental Approval necessary for the consummation of the transactions contemplated by this Agreement or necessary to permit Buyer to own the Interests and to operate the Property, in each case, after the Closing in substantially the same manner as owned and operated by Seller and its Subsidiaries prior to the Closing. Without limiting the foregoing:
          (a) none of Parent Guarantor, Buyer, or any of their respective Affiliates shall withdraw, rescind, revoke or otherwise terminate or cancel any applications, filings or other submissions made in connection with obtaining any Governmental Approvals (or shall cause any of the foregoing to occur); and
          (b) if (i) any Governmental Entity has issued an order, decree or ruling or taken any other action, in each case, denying Buyer any necessary Governmental Approvals or determining or indicating that such Governmental Entity will not issue to Buyer all necessary Governmental Approvals, or (ii) a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the transactions contemplated hereby, Buyer, Parent Guarantor and their Affiliates shall use their respective reasonable best efforts to have vacated, lifted, reversed or overturned any such order, decree, ruling or action and to have issued such Governmental Approvals (including exhausting all available remedies, challenges and appeals).
     Section 6.12 Insurance; Casualty and Condemnation
          (a) If, before the Closing, the Property is damaged by fire or other casualty, and such damage does not result in a Company Material Adverse Effect, the Closing shall proceed as scheduled and Seller shall, as of the Closing Date, (i) promptly pay to Buyer all insurance proceeds received by Seller, the Company or their respective Affiliates with respect to such damage, destruction or other loss, less any proceeds applied to the physical restoration of the Property, (ii) assign to Buyer all rights of Seller, the Company and their respective Affiliates against third parties (including its insurance carriers) with respect to any causes of action, whether or not litigation has commenced as of the Closing Date, in connection with such damage, destruction or other loss, and such proceeds shall constitute full compensation for the damage to the Property, and Seller shall have no responsibility for restoration or repair of the Property or any resultant loss, directly, by subrogation, or otherwise.
          (b) In the event that a condemnation proceeding or payment in lieu of condemnation occurs in relation to any part of the Property prior to the Closing Date, and such proceeding does not result in a Company Material Adverse Effect, Seller shall assign and turn over to Buyer effective as of the Closing, and Buyer shall be entitled to receive and keep, all awards for the taking by condemnation and Buyer shall be deemed to have accepted the Property subject to the taking without reduction in the Purchase Price.
          (c) In the event that a casualty or condemnation occurs prior to the Closing Date that results in a Company Material Adverse Effect, Buyer shall have the option, by written notice to Seller and the Escrow Agent delivered in accordance with the terms of the Deposit Escrow Agreement, within 30 days of the date of such casualty or condemnation (but in no event within fewer than 15 days prior to the Closing Date), to either (i) proceed with the Closing, whereupon the provisions of this Section 6.12 shall govern as if the casualty or condemnation did not result in a Company Material Adverse Effect, or (ii) terminate this Agreement, whereupon the Deposit and all interest accrued thereon shall be promptly refunded to Buyer and no party shall have any further benefit, liability or obligations hereunder.
     Section 6.13 [Reserved.]

     Section 6.14 Certain Notifications
     From the date of this Agreement until the Closing, Seller and Buyer shall promptly notify the other parties hereto in writing regarding any:
          (a) breach of any covenant or obligation of such party hereunder, as applicable; and
          (b) fact, circumstance, event or action which will result in, or would reasonably be expected to result in, the failure of such party to timely satisfy any of the closing conditions specified in Article VII, as applicable.
     Section 6.15 Post-Closing Use of Marks Associated with Seller
          (a) Buyer agrees that at and after the Closing (i) Buyer and the Company shall not have the right to use any of the following (the “Aztar/Le Merigot-Related Marks”): the word “Aztar,” “Le Merigot” or any other name identified on Section 6.15 of the Seller Disclosure Letter, or any Intellectual Property that relates to or is deceptively or confusingly similar to such names or to any Intellectual Property used by Seller (including, without limitation, the Excluded Intellectual Property), or that would in any way suggest a relationship or affiliation with Seller, or any other Excluded Intellectual Property, in conducting any business endeavor of any kind or nature whatsoever and (ii) Buyer and the Company shall comply with the terms and provisions of the License Agreements. Without limiting the foregoing, except as expressly permitted by the License Agreements, promptly following the Closing (and in no event later than the 90th day after the Closing) the Company shall delete the word “Aztar” and “Le Merigot” from their respective names, logos, marks, d/b/as (if any), and any other uses in association with their other Intellectual Property, other property or assets.
          (b) Without limiting the foregoing, except as expressly permitted by the License Agreements, as soon as reasonably practicable after the Closing Date, but in any event no later than 90 days from the Closing Date, Buyer shall cause the Company to remove or cover the name “Aztar” and “Le Merigot” and any other Aztar/Le Merigot-Related Marks from all signs, billboards, advertising materials, chips, cards, gaming supplies and equipment, telephone listings, labels, stationery, office forms, packaging or other materials of the Company, and thereafter, Buyer shall neither use nor permit the Company or any of the Buyer’s Affiliates to use such names or any other Aztar/Le Merigot Related Marks in connection with the businesses of Company or otherwise. As soon as reasonably practicable after the Closing, but in any event no later than 90 days thereafter, Buyer shall cause the Company to amend its limited liability company agreement and other applicable documents so as to delete any reference to “Aztar” and “Le Merigot” in its legal name and, within such 90-day period, to make all required filings with Governmental Authorities to effect such amendments.
          (c) Each of the parties hereto acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 6.15 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy in any Proceeding which may be brought to enforce any of the provisions of this Section 6.15.
     Section 6.16 No Control
     Except as permitted by the terms of this Agreement, prior to the Closing, Buyer shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the Property or the Company’s employees. Until the Closing, the operations and affairs of the Property are the sole responsibility of and under Seller’s complete control, except as otherwise provided in this Agreement.
     Section 6.17 Employee Solicitation
          (a) Beginning on the date of this Agreement and ending on the date that is the first anniversary of the Closing, none of Seller or any of Seller’s Affiliates shall, directly or indirectly, solicit, entice, or encourage any person who shall have been a Company Employee during such time, or any other employee of the Company during such time, other than, in each case, the Excluded Employees, to leave such person’s employment with the Company; provided, however, that the foregoing shall not apply to (i) a general solicitation of the public for employment so long as such general solicitation is not specifically targeted to any employee, officer or director of the Company, as the case may be, or (ii) to individuals who initiate contact with Seller or any of Seller’s Affiliates regarding such employment without any encouragement or solicitation by Seller or any of its Affiliates.
          (b) Beginning on the date of this Agreement and ending on the date that is one year following the earlier of the termination of this Agreement and the Closing, none of Parent Guarantor, Buyer or any of their Affiliates shall, directly or indirectly, solicit, entice, or encourage the Excluded Employees or any other person who shall have been an employee of Seller or its Affiliates (other than the Company) during such time, and with whom Parent Guarantor, Buyer or any of their Affiliates had contact in connection with, or who were specifically identified to Parent Guarantor, Buyer or any of their Affiliates for purposes of, the transactions contemplated by this Agreement to leave such person’s employment with Seller or its Affiliates (other than the Company); provided, however, that the foregoing shall not apply to (i) a general solicitation of the public for employment so long as such general solicitation is not specifically targeted to any employee, officer or director of Seller or any of their Affiliates (other than the Company), as the case may be, or (ii) to individuals who initiate contact with Parent Guarantor, Buyer or any of their Affiliates regarding such employment without any encouragement or solicitation by Parent Guarantor, Buyer or any of their Affiliates.
     Section 6.18 Subsidiary Guarantees of Indebtedness of Tropicana Entertainment, LLC and Tropicana Finance Corp.
     Seller and the Company shall use their best efforts in order to ensure that, prior to or concurrently with the effectiveness of the Closing, the Company is released from its Notes Guaranty (as such term is defined in the Indenture) in respect of the 9 5/8% Senior Subordinated Notes due 2014 issued by Tropicana and Tropicana Finance Corp (the “Notes”). Seller and the Company shall use their best efforts in order to ensure that, prior to or concurrently with the effectiveness of the Closing, the Company is released from its Guarantee (as such term is defined in the Credit Agreement) in respect of the Obligations (as such term is defined in the Credit Agreement) under the Credit Agreement and that all Liens (as such term is defined in the Credit Agreement) encumbering any tangible or intangible assets sold, conveyed assigned or otherwise transferred to Buyer pursuant to the transactions contemplated by this Agreement (including, the tangible and intangible assets of the Company at the Closing) are released. The obtaining of all such releases shall be a condition precedent to the obligation of Buyer to Close hereunder.
     Section 6.19 Taxes
          (a) Seller shall file all Tax Returns of the Company for any taxable period ending on or before the Closing Date (a “Pre-Closing Tax Period”). Consistent with Section 2.6, Seller and Buyer agree that the transactions provided for in this Agreement shall be treated as a sale and purchase of the assets of the Company for Federal income tax purposes. To the extent that for any other Tax purpose the transactions provided for in this Agreement are treated as other than a sale of assets, then to the extent reasonably practicable, Seller and Buyer shall cause the taxable year of the Company to close on the Closing Date. Buyer shall file any Tax Return with respect to any taxable period beginning on or before the Closing Date and ending after the Closing Date (a “Straddle Tax Period”). Prior to filing such Tax Return, Buyer shall provide Seller with that portion of such Tax Return that relates to the portion of the Straddle Tax Period that ends on the Closing Date and shall not file such Tax Return without Seller’s consent, which consent shall not be unreasonably denied or delayed. Buyer shall file all other Tax Returns of the Company for taxable periods ending after the Closing Date. Buyer shall not amend any Tax Returns of the Company relating to Pre-Closing Tax Periods without Seller’s consent, which consent shall not be unreasonably denied or delayed; provided however, that Seller shall consent to any amendments of any Tax Return required by applicable law.
          (b) Except as set forth in Section 6.8, Seller shall be responsible for and indemnify Buyer against any Tax with respect to the Company that is attributable to any Pre-Closing Tax Period or to that portion of any Straddle Tax Period ending as of the end of the Closing Date, with the Tax for such portion being determined in the case of Taxes measured by income, receipts or transactions, by a “closing of the books” as of the end of the Closing Date and Taxes imposed on a periodic basis by a daily proration over the appropriate period, in excess of any amounts taken into account in determining purchase price pursuant to Section 2.2; provided that Seller shall not be responsible for any Taxes relating to extraordinary actions taken by Buyer on the Closing Date after the Closing. Buyer shall be responsible for and indemnify Seller against any Tax with respect to the Company that is attributable to that portion of any Straddle Tax Period that begins after the Closing Date and with respect to any Tax Period that begins after the Closing Date.
          (c) Seller shall be entitled to any refunds of Taxes (including refunds paid by credit against future Taxes) for all periods for which Seller is responsible for Taxes pursuant to Section 6.19(b), except to the extent that such refunds were taken into account in determining the Purchase Price pursuant to Section 2.2.
          (d) For purposes of clarification, any cancellation of indebtedness income of the Company or relating to the business, operations or any Liabilities of the Company (or any

Affiliate of the Company) incurred through or relating to periods through the end of the Closing Date shall be allocated to, and the responsibility of, Seller; provided that Seller shall not be responsible for any Taxes relating to extraordinary actions taken by Buyer on the Closing Date after the Closing; provided, further, however, that any action event, occurrence or other transaction, including the release or forgiveness from Liabilities relating to the business, operation or any Liabilities of the Company (or any Affiliate of the Company), pursuant to or contemplated by this Agreement or relating to the sale of the Interests or any other action, event, occurrence or transaction related to the sale of the Interests, shall not be treated as an extraordinary action taken by Buyer.
     Section 6.20 Termination of Affiliate Agreements
     Seller and the Company shall, acting in good faith, use their best efforts to terminate or cancel, as applicable, effective at the Closing, all Contracts between the Company, on one hand, and Seller, TCR or Columbia Sussex Corporation, on the other hand, except for (i) this Agreement and (ii) the Contracts listed on Section 6.20 of the Seller Disclosure Letter. Termination or cancellation of these Contracts shall be a condition precedent to Buyer’s obligation to Close hereunder.
     Section 6.21 Seller Bankruptcy
     If Seller becomes the debtor in a case (the “Bankruptcy Case”) under 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”) prior to the Closing and this Agreement has not otherwise been terminated, Seller will file with the bankruptcy court on or promptly after the inception of the Bankruptcy Case a motion seeking the bankruptcy court’s approval of a bidding procedures order (the “Bidding Procedures Order”) which will provide that: (a) this Agreement shall be the stalking horse bid; (b) Buyer shall be the stalking horse bidder; and (c) Seller shall upon consummation of an Alternate Transaction (as defined below) (i) reimburse Buyer in immediately available funds for the documented actual out-of-pocket costs and expenses (including but not limited to actual fees and expenses of counsel) incurred by Buyer in an amount not to exceed $500,000 in connection with the negotiation, documentation and implementation of this Agreement and the transactions contemplated hereby and participation in the Bankruptcy Case (“Expense Reimbursement”) and (ii) pay to Buyer in immediately available funds a break-up fee of 3% of the sum of (A) the Cash Purchase Price and (B) the face value of the Purchase Price Note (the “Breakup Fee”), without need for further order of the bankruptcy court; and (d) the Expense Reimbursement and Breakup Fee shall be superpriority administrative expense priority obligations under § 364(c)(1) of the Bankruptcy Code with priority over all expenses of the kind specified in §§ 503(b) and 507(b) of the Bankruptcy Code.
     Section 6.22 Financing
     Buyer and Parent Guarantor agree to use their best efforts to arrange sufficient debt financing from one or more banks or other institutional lenders to pay the Purchase Price and all fees and expenses necessary or related to the consummation of the transactions contemplated by this Agreement (the “Financing Commitment”) and, if the consummation of the transactions contemplated by this Agreement and the Financing Commitment on the terms set forth herein and in the Financing Commitment would result in a default under the Indenture relating to the

9% Senior Notes due 2014 co-issued by the Parent Guarantor and Eldorado Capital Corp (the “9% Notes”) and/or under the Third Amended and Restated Loan Agreement of Parent Guarantor, dated as of February 28, 2006, as amended (the “Loan Agreement”), obtain the consent of the holders of the 9% Notes and/or the lenders under the Loan Agreement, as applicable, to the consummation of the transactions contemplated by this Agreement and the Financing Commitment on the terms set forth herein and in the Financing Commitment or their waivers of any defaults that may result therefrom.
ARTICLE VII
CONDITIONS TO CLOSING
     Section 7.1 Conditions to Each Party’s Obligation to Effect the Closing
     The respective obligations of each party to this Agreement to effect the Closing are subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by all of the parties hereto:
          (a) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule, regulation which is in effect (whether temporary, preliminary or permanent) and which prevents or prohibits the consummation of any of the transactions contemplated by this Agreement or that makes it illegal for either party hereto to perform its obligations hereunder.
          (b) Governmental Consents. (i) Buyer, Seller and the Company shall have obtained any and all material Governmental Approvals and Gaming Approvals (and other approvals required to be obtained in connection with the transactions contemplated by this Agreement, and (ii) any waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or early termination shall have been granted without limitation, restriction or condition that has had or would reasonable be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Buyer Material Adverse Effect.
     Section 7.2 Additional Conditions to Obligations of Buyer
          The obligation of Buyer to effect the Closing and pay the Purchase Price is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part by a written waiver to such effect executed by Buyer:
          (a) Representations and Warranties.
               (i) The representations and warranties of Seller contained in this Agreement (with the exception of those identified in Subsection 7.2(a)(ii) below) shall be true and correct at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Company Material Adverse Effect; provided, that any reference to materiality or “Company Material Adverse Effect” in any representation and warranty shall be disregarded for purposes of this Section 7.2(a)(i).
               (ii) The representations and warranties of Seller contained in Sections 4.1, 4.2(a), 4.3, the second sentence of 4.6 and 4.16(a) of this Agreement shall be true and correct at and as of the Closing as if made at and as of such time.
               (iii) Buyer shall have received a certificate signed on behalf of Seller by an officer of Seller to the effect set forth in clauses (i) and (ii), above.
          (b) Performance of Obligations of Seller and the Company. Seller and the Company shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing (excluding for purposes of this Section 7.2(b), any indebtedness, guarantees or distributions reimbursed to Buyer at Closing pursuant to Section 7.2(c)), including, without limitation, delivery of items listed in Section 3.2 and the releases and terminations referred to in Sections 6.18 and 6.20. Buyer shall have received a certificate to such effect substantially in the form attached hereto as Exhibit F signed on behalf of Seller and the Company, respectively, by an officer of Seller and the Company, respectively.
          (c) Release of Indebtedness and Guarantees Distributions. At or prior to the Closing, all indebtedness of the Company for borrowed money and Company guarantees of the indebtedness of others shall have been released, terminated or paid in full.
     Section 7.3 Additional Conditions to Obligations of Seller
     The obligation of Seller to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a written waiver to such effect executed by Seller:
          (a) Representations and Warranties. The representations and warranties of Buyer and Parent Guarantor contained in this Agreement shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Seller shall have received a certificate to such effect signed on behalf of Buyer and Parent Guarantor by the respective chief executive officer or chief financial officer of each of them.
          (b) Performance of Obligations of Buyer and Parent Guarantor. Buyer and Parent Guarantor shall have performed in all material respects all covenants, agreements and obligations required to be performed by each of them under this Agreement at or prior to the Closing, including, without limitation, delivery of each of the items listed in Section 3.2. Seller shall have received a certificate to such effect substantially in the form attached hereto as Exhibit G signed on behalf of Buyer and Parent Guarantor by the respective chief executive officer or chief financial officer of each of them.
          (c) Fairness Opinion. Seller and the Company shall have received an opinion, in form and substance reasonably satisfactory to Seller and at Seller’s sole cost and expense, that the consideration to be received pursuant to the terms of this Agreement is at least equal to the

Fair Market Value (including non-cash consideration), as defined in the Indenture dated as of December 28, 2006 governing the Notes, of the Interests.
ARTICLE VIII
TERMINATION AND AMENDMENT
     Section 8.1 Termination
     This Agreement may be terminated at any time prior to the Closing (with respect to Sections 8.1(b) through 8.1(i), upon written notice of the terminating party to the other party):
          (a) by mutual agreement of Seller and Buyer;
          (b) by either Buyer or Seller, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement was the direct or indirect cause of, or otherwise resulted in, the failure of the Closing to occur on or before the Outside Date.
          (c) (i) by either Buyer or Seller, if any Governmental Entity has issued an order, decree or ruling or taken any other action, in each case, denying Buyer any Gaming Approval required by the terms of this Agreement or by applicable Law as a condition to the consummation of the transactions contemplated by this Agreement, on the sole grounds of Buyer’s unsuitability, or (ii) by Seller, if Buyer has withdrawn its application for, or failed to comply with the covenants contained herein with respect to obtaining, any Gaming Approval required by the terms of this Agreement or by applicable Law as a condition to the consummation of the transactions contemplated by this Agreement;
          (d) by either Buyer or Seller, if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the direct or indirect cause of, or contributed to, such action; provided further, that this Section 8.1(d) does not govern the denial of a Gaming Approval to Buyer as specified in Section 8.1(c), which denial shall be governed instead exclusively by the terms of Section 8.1(c);
          (e) by Buyer, if Seller or the Company has breached any representation, warranty, covenant or agreement on the part of Seller or the Company, respectively, set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 7.2 and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Seller or the Company is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.1(e); provided, further, that Buyer’s right to terminate this Agreement under this

Section 8.1(e) shall not be available if, at the time of such intended termination, Seller has the right to terminate this Agreement under Section 8.1(b), (c), (d), (f), (i) or (k);
          (f) by Seller, if Buyer or Parent Guarantor has breached any representation, warranty, covenant or agreement on the part of Buyer or Parent Guarantor, respectively, set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 7.3(a) or (b) and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Buyer or Parent Guarantor is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.1(f); provided, further, that Seller’s right to terminate this Agreement under this Section 8.1(f) shall not be available if, at the time of such intended termination, Buyer has the right to terminate this Agreement under Section 8.1(b), (c), (d), (e), (g), (h), (i) or (j).
          (g) by Buyer no later than April 30, 2008 or Seller on or after May 1, 2008 if (i) Buyer and Parent Guarantor shall not have obtained the Financing Commitment on terms reasonably satisfactory to Buyer, or (ii) if the terms of the commitment would result in a default under the indenture relating to the 9% Notes or the Loan Agreement, the holders of the 9% Notes and/or the lenders under the Loan Agreement, as applicable, have not consented to such financing or waived any defaults that may result therefrom;
          (h) by Buyer (i) no later than April 30, 2008, if Buyer obtains information or knowledge in any investigation pursuant to the terms of Section 5.8 or Section 6.4 that could reasonably be expected to result in a Company Material Adverse Effect, or (ii) if a Company Material Adverse Effect occurs between the date hereof and the Closing;
          (i) by either Buyer or Seller in the event that Buyer is not the prevailing bidder pursuant to the Bidding Procedures Order;
          (j) by Buyer pursuant to Section 2.2(c); and
          (k) by Seller no later than the date that Buyer delivers Seller the Financing Commitment if, on or before such date, Seller has received a Superior Proposal.
     Section 8.2 Effect of Termination
          (a) Liability. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void except that the provisions of Sections 6.4(c), 6.4(f), 6.6, this Section 8.2, Article XI and the confidentiality provisions contained in Section 6.4 shall remain in full force and effect; provided, however, that any termination of this Agreement shall not relieve any party hereto from liability to any other party for any willful breach of this Agreement and nothing contained in this Article VIII shall operate to limit in any way the rights of Seller set forth in Section 11.1(d) of this Agreement or any other equitable remedies available to the parties in connection with this Agreement. In the event that this Agreement is terminated, Buyer shall redeliver all documents, work papers and other materials of the Company and Seller relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, in accordance with the terms of the Confidentiality

Agreement, which Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms.
          (b) Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing is consummated; provided, however, that in the event of a legal proceeding by any party to enforce obligations under this Agreement, the prevailing party shall be entitled to recover from the losing party its expenses of litigation, including reasonable attorneys fees.
          (c) Application of the Deposit
               (i) Upon the termination of this Agreement pursuant to Section 8.1(a), (b), (d), (e), (g), (h), (i), (j) or (k), the Deposit and all interest accrued thereon shall be paid to Buyer.
               (ii) Upon the termination of this Agreement pursuant to Section 8.1(c) or (f), the Deposit and all interest accrued thereon shall be paid to Seller.
          (d) Breakup Fee. No later than five (5) Business Days following the termination of the Agreement pursuant to Section 8.1(k) hereof, Seller shall pay Buyer an amount equal to the Breakup Fee and the Expense Reimbursement.
     Section 8.3 Mutually Exclusive Remedies
     The termination rights under this Article VIII may not be exercised or invoked in the event this Agreement is terminated in accordance with the provisions of Section 6.12.
ARTICLE IX
SURVIVAL; INDEMNIFICATION
     Section 9.1 Survival of Representations, Warranties, Covenants and Agreements
          (a) The representations and warranties made by Seller and Buyer in this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) eighteen months after the Closing Date. The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation or warranty. The parties intend for the preceding two sentences to shorten the otherwise applicable statute of limitations and agree that, subject to Section 9.1(b), no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty. The covenants and agreements of the parties hereto in this Agreement shall not survive the Closing, other than those covenants and agreements that are expressly required to remain in full force and effect after the Closing.

          (b) Any claim for indemnification pursuant to this Article IX must be given in accordance with Section 9.4 prior to the eighteenth month anniversary of the Closing Date (the “Notification Deadline”); provided, further, however, that if a written notice of a claim has been given in good faith, with reasonable specificity as to the circumstances giving rise to, and the nature and amount of, such claim, in accordance with Section 9.4 prior to the Notification Deadline, then the party giving such notice shall continue to have the right to be indemnified with respect to the matter or matters to which such claim relates until such claim has been finally determined by (i) mutual written agreement of Buyer and Seller or (ii) a court of competent jurisdiction by final and nonappealable judgment.
     Section 9.2 Indemnification
          (a) From and after the Closing, Seller shall indemnify, save and hold harmless Buyer and its Affiliates, including the Company, and their respective representatives (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third party claims), including interest, penalties, reasonable attorneys’ fees and all reasonable and actual amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Losses”), incurred in connection with, arising out of or resulting from:
               (i) any breach of any representation or warranty made by Seller in this Agreement;
               (ii) any breach of any covenant or agreement made, or to be performed, by Seller or, prior to Closing, the Company in this Agreement;
               (iii) any violations of the National Labor Relations Act by the Company occurring prior to Closing, including but not limited to any violations found in conjunction with the proceedings disclosed in Section 4.12 of the Seller Disclosure Letter; and
               (iv) the Excluded Intellectual Property.
provided, that for purposes of this Section 9.2(a), in determining the amount of any Losses incurred in connection with, arising out of or resulting from any breach of any representation or warranty made by Seller in this Agreement or any breach of any covenant or agreement made, or to be performed, by Seller or, prior to Closing, the Company, pursuant to this Agreement, any qualifications or limitations as to materiality (whether by reference to Company Material Adverse Effect or otherwise) contained in such representation, warranty, covenant or agreement shall be disregarded.
          (b) From and after the Closing, Buyer shall indemnify, save and hold harmless Seller and its Affiliates and their respective representatives (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred in connection with, arising out of or resulting from:
               (i) any breach of any representation or warranty made by Buyer or Parent Guarantor in this Agreement;

               (ii) any breach of any covenant or agreement made, or to be performed, by Buyer or Parent Guarantor pursuant to this Agreement; and
               (iii) the operation of the Property by Buyer, or Buyer’s ownership, operation or use of the assets and liabilities of the Company or its business (except for matters for which Seller has agreed to indemnify the Buyer Indemnified Parties hereunder);
provided, however, that for purposes of this Section 9.2(b), in determining the amount of any Losses incurred in connection with, arising out of or resulting from any breach of any representation or warranty made by Buyer or Parent Guarantor in this Agreement or any breach of any covenant or agreement made, or to be performed, by Buyer or Parent Guarantor in this Agreement, any qualifications or limitations as to materiality contained in such representation, warranty, covenant or agreement shall be disregarded.
          (c) Nothing in this Section 9.2 or otherwise in this Agreement shall limit the obligations of the parties set forth in Section 6.19 with respect to Taxes.
     Section 9.3 Limits on Indemnification
     Notwithstanding anything to the contrary contained in this Agreement:
          (a) the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 9.2(a), unless and until the aggregate amount of otherwise indemnifiable Losses equals or exceeds two million dollars ($2,000,000) (such amount, the “Deductible”), after which there may only be recovered those Losses in excess of the Deductible, subject to the limitations set forth in Section 9.3(b); and
          (b) the maximum amount of indemnifiable Losses which may be recovered pursuant to Section 9.2(a) shall be an amount equal to forty million dollars ($40,000,000) (the “Cap”); provided, however, that all Losses of the Buyer Indemnified Parties shall be: (i) applied first to satisfy the Deductible as provided in Section 9.3(a), (ii) then offset against the principal amount and accrued and unpaid interest on the Purchase Price Note, and (iii) finally recovered from Seller, up to a maximum amount not to exceed the Cap.
     Section 9.4 Indemnification Procedures
          (a) All claims for indemnification by any party entitled to indemnification under this Article IX (an “Indemnified Party”) based on or arising out of a third party claim shall be asserted and resolved as set forth in this Section 9.4.
               (i) In the event that any claim or demand by a third party for which a party hereto (the “Indemnifying Party”) may be required to indemnify an Indemnified Party hereunder (any such claim or any other claim made pursuant to Article IX hereof, a “Claim”) is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall as promptly as practicable, but in no event more than ten (10) Business Days following such Indemnified Party’s receipt of notice of such Claim, notify the applicable Indemnifying Party in writing of such Claim, and such notice shall specify (to the extent known) in reasonable detail the amount of such claim and any relevant facts and circumstances relating thereto (the “Demand”); provided, however, that any failure to give such prompt notice or to provide any such facts and circumstances shall not constitute a waiver of any rights of the Indemnified Party, except to the extent that the rights of the Indemnifying Party are impaired or otherwise prejudiced thereby.
               (ii) The Indemnifying Party shall have thirty (30) days from delivery of the Demand to notify the Indemnified Party whether or not the Indemnifying Party elects to defend the Indemnified Party against such Claim; provided, however, that an election by the Indemnifying Party during such thirty-day period not to defend the Indemnified Party against such Claim shall not preclude the Indemnifying Party from electing to defend, or participate in the defense of, the Indemnified Party from such Claim at a later time; provided, further, that any election by the Indemnifying Party to defend a Claim shall not be construed to be an admission as to liability for indemnification hereunder.
               (iii) If the Indemnifying Party elects not to defend the Indemnified Party against such Claim, then the Indemnified Party shall defend such Claim by appropriate proceedings and shall control the defense of such Claim; provided, however, that the Indemnifying Party shall have the right to consent to the counsel chosen to represent the Indemnified Party in such defense, which consent shall not be unreasonably withheld or delayed. In such case, the Indemnified Party may not, without the written consent of the Indemnifying Party, settle or compromise such action or consent to the entry of any judgment which (A) does not include as an unconditional term thereof, a written release from all liability with respect to such claim or (B) imposes equitable remedies or material obligations on the Indemnifying Party other than financial obligations for which the Indemnified Party is indemnified hereunder. The Indemnified Party shall cooperate with the Indemnifying Party, including giving the Indemnifying Party and its counsel reasonable access to the personnel, business records and other documents relating to the defense of such Claim and permitting consultations with counsel to, and other advisors of, the Indemnified Party.
               (iv) In the event that the Indemnifying Party notifies the Indemnified Party that it desires to defend the Indemnified Party against such Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense. If any Indemnified Party desires to participate in any such defense it may do so at its sole cost and expense; provided, however, that the Indemnified Party shall not settle, admit or in any other way materially prejudice a Claim which is indemnifiable hereunder by the Indemnifying Party without the written consent of the Indemnifying Party. The Indemnifying Party may not without the written consent of the Indemnified Party, which consent may not be unreasonably withheld or delayed, settle or compromise any action or consent to the entry of any judgment; provided, however, that the Indemnifying Party may settle or compromise any action if such settlement or compromise (i) involves only the payment of money and (ii) the Indemnifying Party obtains a release from the third party in favor of the Indemnified Party, which release shall be reasonably satisfactory to the Indemnified Party.
          (b) In the event any Indemnified Party should have a Claim hereunder against any Indemnifying Party that does not involve a third party, the Indemnified Party shall deliver a Demand to the Indemnifying Party as promptly as practicable, but in no event more than ten (10)

Business Days following the Indemnified Party’s determination to make such Claim. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the Claim described in such Demand or fails to notify the Indemnified Party within thirty (30) days whether the Indemnifying Party disputes the claim described in such Demand, the Loss arising from the claim specified in such Demand will be conclusively deemed a liability of the Indemnifying Party under Article IX and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its liability with respect to such Claim in a written notice to the Indemnified Party, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within sixty (60) days of the Indemnifying Party’s receipt of the Indemnified Party’s written notice of dispute, such dispute shall be resolved by litigation in a court of competent jurisdiction in accordance with Section 11.1.
          (c) Notwithstanding anything in this Agreement to the contrary, the liability of the Indemnifying Party to indemnify any Indemnified Party against any Loss with respect to a Claim shall be limited to claims for indemnification with respect to which the Indemnified Party has given to the Indemnifying Party a Demand within the applicable survival period as set forth in Section 9.1.
          (d) In calculating amounts payable to an Indemnified Party, the amount of the indemnified Losses shall not be duplicative of any other Loss for which an indemnification claim has been made and shall be computed net of (i) payments recoverable by the Indemnified Party or its Affiliates under any insurance policy with respect to such Losses, (ii) any prior or subsequent recovery by the Indemnified Party or its Affiliates from any Person with respect to such Losses and (iii) any tax benefit obtained or obtainable by the Indemnified Party or its Affiliates with respect to such Losses. An Indemnified Party shall submit claims under and diligently pursue recovery under all insurance policies under which any Losses may be insured.
          (e) Notwithstanding anything to the contrary contained in this Agreement or otherwise, there shall be no indemnification pursuant to this Agreement by Seller or Buyer for any special, incidental, punitive, consequential or similar damages, except to the extent that the Buyer Indemnified Parties, or any of them, are required to pay such damages to a third party in a matter for which they are entitled to indemnity from Seller hereunder.
     Section 9.5 Exclusive Remedy
     Following the Closing, the sole and exclusive remedy for each of the Indemnified Parties with respect to any and all claims relating to a breach of this Agreement (other than claims of, or causes of action arising from, fraud or criminal acts) shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, effective immediately subsequent to the consummation of the Closing, each of the Indemnified Parties hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other parties hereto, arising under or based upon any Federal, state, local or foreign Law (including, without limitation, a rescission of this Agreement or the sale of the Interests contemplated hereby), other than the right to seek indemnity pursuant to this Article IX. Notwithstanding anything to the contrary in this Agreement, this Section 9.5 shall not limit a party’s right to specific performance or injunctive relief in connection with the other party’s breach of its covenants in this Agreement.
     Section 9.6 Intentionally Omitted
     Section 9.7 Duty to Mitigate
     Buyer shall use reasonable best efforts to mitigate any Losses suffered, incurred or sustained by Buyer, the Company and the Property arising out of any matter for which any Buyer Indemnified Party is entitled to indemnification pursuant hereto.
     Section 9.8 Subrogation of Rights
     In the event any payment is made in respect of Losses pursuant to this Article IX, the Indemnifying Party which made such payment shall be subrogated to the extent of such payment to any related rights of recovery of the Indemnified Party receiving such payment against any unaffiliated third party.
     Section 9.9 Treatment of Indemnification Payments
     All indemnification payments made pursuant to this Article IX shall be treated by the parties for income Tax purposes as adjustments to the Purchase Price, to the extent applicable, unless otherwise required by applicable Law.
ARTICLE X
PROPERTY
     Section 10.1 As Is, Where Is
     Subject to the provisions of this Article X and Article IV and Sections 5.8 and 6.4 hereof, Buyer agrees to accept the Property in an “As Is” condition and on a “Where Is” basis as of the Closing. Buyer agrees that, except as provided in Article IV, Buyer is not relying upon any representations, statements, or warranties (oral or written, implied or express) of any officer, employee, agent or Representative of Seller or the Company, or any salesperson or broker (if any) involved in this transaction as to the Property, including, but not limited to: (a) any representations, statements or warranties as to the physical or environmental condition of the Property; (b) the fitness and/or suitability of the Property for use as a gaming facility or for any other particular purpose; (c) the financial performance of the Property; (d) the compliance of the Property with applicable building, zoning, subdivision, environmental, or land use Laws, codes, ordinances, rules or regulations; (e) the state of repair of the Property; (f) the value of the Property; (g) the manner or quality of construction of the Property; (h) the income derived or to be derived from the Property; or (i) the fact that the Property may be located on earthquake faults or in hazardous seismic zones, flood zones or hurricane zones. Buyer, for itself and its successors and assigns, waives any right to assert any claim against Seller or the Company, at Law or in equity, relating to any such matter, whether latent or patent, disclosed or undisclosed, known or unknown, in contract or tort, now existing or hereafter arising.

ARTICLE XI
MISCELLANEOUS
     Section 11.1 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury
          (a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and to be performed in the State of New York, without giving effect to the conflicts of laws principles thereof.
          (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court, or Federal court of the United States of America, sitting in the Borough of Manhattan, New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such New York State or Federal court, (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York State or Federal court, and (v) to the extent such party is not otherwise subject to service of process in the State of New York, as to Seller, appoints CT Corporation System as such party’s agent in the State of New York, and as to Buyer and Parent Guarantor, appoints CT Corporation System as such party’s agent in the State of New York, for acceptance of legal process and agrees that service made on any such agent shall have the same legal force and effect as if served upon such party personally within such State. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law. Notwithstanding the foregoing, following the commencement of the Bankruptcy Case, each of the parties agrees that any dispute arising hereunder shall be submitted to the jurisdiction of the court before which a bankruptcy case of the Company is pending.
          (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE

AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.1(c).
          (d) Each party agrees that remedies at law for any breach or threatened breach of this Agreement or any of the Operative Agreements, including monetary damages, are inadequate compensation for any loss that the other party would suffer in such event and hereby waives any defense in any action for specific performance brought by such party to the effect that a remedy at law would be adequate. Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any of the Operative Agreements, each party shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement or any of the Operative Agreements, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Any requirements for the securing or posting of any bond with such remedy are waived. The rights contained in this Section 11.1(d) shall not be limited or prejudiced in any way by any provisions contained herein relating to monetary damages, including, without limitation, those contained in Section 8.2.
     Section 11.2 Notices
     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, delivered by facsimile (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to Buyer or Parent Guarantor, to

Eldorado Resorts LLC 345 N. Virginia Street Reno, Nevada 89501 Attention: Chief Financial Officer Fax: (775) 348-7513

with a copy to:

John Frankovich, Esq. McDonald Carano Wilson LLP 100 West Liberty Street, 10th Floor Reno, NV 89501 Fax: (775) 788-2020

and

WolfBlock LLP 1650 Arch Street, 22nd Floor Philadelphia, PA 19103 Attn: Howell J. Reeves, Esq. Fax: (215) 405-3834

(b)	if to Seller, to

Aztar Indiana Gaming Company, LLC c/o Tropicana Entertainment, LLC 740 Centre View Blvd. Crestview Hills, KY 41017 Attn: Amy Ashton Shaw Attn: Theodore Mitchel Fax: (859) 578-1190

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP 601 S. Figueroa Street, 30th Floor Los Angeles, CA 90017 Attn: Kenneth J. Baronsky, Esq. Fax: (213) 629-5063
     Section 11.3 Headings; Table of Contents
     The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 11.4 Entire Agreement
     This Agreement, the Disclosure Letters, the Operative Agreements and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall remain in full force and effect after the Closing. Each party hereto agrees that, except for the representations and warranties contained in this Agreement and the respective Disclosure Letters, none of Seller, the Company or Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective representatives or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective representatives of any documentation or other information with respect to any one or more of the foregoing.

     Section 11.5 Severability
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     Section 11.6 Assignment
     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, without limitation, by merger or consolidation) or otherwise without the prior written consent of the other party. Any assignment in violation of this Section 11.6 shall be void.
     Section 11.7 Parties of Interest
     This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that the Buyer Indemnified Parties and Seller Indemnified Parties are intended to be third party beneficiaries hereof.
     Section 11.8 Counterparts
     This Agreement may be executed and delivered by facsimile or portable document format and/or in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     Section 11.9 Mutual Drafting
     Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event of any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     Section 11.10 Amendment
     This Agreement may be amended by Buyer and Seller by an instrument in writing signed on behalf of each of them.

     Section 11.11 Extension; Waiver
     At any time prior to the Closing, Buyer and Seller may, by duly authorized action, to the extent legally allowed, (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.
     Section 11.12 Time of Essence
     Time is of the essence with respect to this Agreement and all terms, provisions, covenants and conditions herein.
     Section 11.13 Disclosure Letters
     The Seller Disclosure Letter and the Buyer Disclosure Letter shall each be arranged so as to correspond to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, qualify other paragraphs in this Agreement. Notwithstanding anything to the contrary in this Agreement, during the period after the date of this Agreement but prior to the Closing, subject to the approval of Buyer which shall not be unreasonably withheld, conditioned or delayed, Seller shall be entitled to update, amend or supplement the Seller Disclosure Letter to the extent information contained therein, which was true, complete and accurate as of the date of this Agreement, becomes untrue, incomplete or inaccurate after the date of this Agreement as a result of occurrences after the date of this Agreement but prior to the Closing by delivering such update, amendment or supplement to Buyer; provided, however, that the occurrences resulting or described in any such update, amendment or supplement do not constitute, individually or in the aggregate, a breach of this Agreement by Seller, including Sections 6.1 or 6.2 hereof; and provided, further, that any such update, amendment or supplement delivered to Buyer shall be deemed approved by Buyer if (a) such change would not result in a failure of the condition set forth in Section 7.2(a). Buyer does not provide written notice to Seller within fifteen days after delivery to Buyer of such update, amendment or supplement that such update, amendment or supplement is not reasonably satisfactory to Buyer (each such update, amendment or supplement reasonably approved or deemed reasonably approved by Buyer, an “Updated Seller Disclosure Letter”). Any such update, amendment or supplement, to the extent practicable, shall be marked to show changes from the Seller Disclosure Letter, as updated by any Updated Seller Disclosure Letters, previously delivered to Buyer. If Seller delivers to Buyer one or more Updated Seller Disclosure Letters, all references in this Agreement to the Seller Disclosure Letter shall thereafter mean the Seller Disclosure Letter as updated by each such Updated Seller Disclosure Letter and the representations and warranties contained in Article IV hereof shall be deemed to be qualified in their entirety by such Updated Disclosure Letters, including for purposes of determining satisfaction of the conditions contained in Section 7.2 hereof and rights of indemnification pursuant to Article IX hereof.

     Section 11.14 Parent Guaranty
          (a) Parent Guarantor hereby unconditionally and irrevocably guarantees to Seller, and its respective successors and assigns, the full and punctual payment and performance by Buyer of all of Buyer’s obligations under this Agreement.
          (b) Parent Guarantor hereby waives notice of the acceptance hereof, presentment, demand for payment, protest, notice of protest, or any and all notice of non-payment, non-performance, non-observance or breach, or other proof, or notice or demand with respect to the obligations guaranteed under this Section 11.14 (the “Guaranteed Obligations”).
          (c) Parent Guarantor hereby agrees that the guarantee provided for in this Section 11.14 (this “Guarantee”) shall remain and continue in full force and effect as to any modification, extension or renewal (in whole or in part) of this Agreement and that any such modification, extension or renewal (in whole or in part) may be effected without notice to, or further assent from, Parent Guarantor, it being understood that Parent Guarantor will remain bound under this Section 11.14 notwithstanding any such modification, extension or renewal (in whole or in part) of this Agreement.
          (d) Parent Guarantor hereby waives the pleading of any statute of limitations applicable to any of the Guaranteed Obligations as a defense to its obligations hereunder.
          (e) PARENT GUARANTOR WAIVES ANY RIGHT OR CLAIM OF RIGHT TO CAUSE SELLER TO PROCEED AGAINST BUYER BEFORE PROCEEDING UNDER THIS GUARANTEE. PARENT GUARANTOR EXPRESSLY WAIVES AND RELINQUISHES ALL SURETYSHIP RIGHTS AND REMEDIES (INCLUDING ANY RIGHTS OF SUBROGATION IN RESPECT OF ANY GUARANTEED OBLIGATIONS OR OTHERWISE) APPLICABLE AGAINST SELLER ACCORDED TO PARENT GUARANTOR BY APPLICABLE LAW.
          (f) Parent Guarantor agrees that the validity of this Guarantee and Parent Guarantor’s obligations under this Agreement shall in no way be terminated, affected or impaired by reason of (i) the assertion by Seller of any rights or remedies which Seller may have under or with respect to any of the other provisions of this Agreement, (ii) the failure by Seller to exercise, or any delay in their exercise of, any right or remedy which Seller may have hereunder or in respect of this Agreement, (iii) the commencement of a case under the Bankruptcy Code by or against Buyer, (iv) any extension or renewal of this Agreement or any waiver, amendment or modification of the terms hereof, (v) any change in the ownership of Parent Guarantor or (vi) any payment made on the obligations guaranteed by this Guarantee or any other indebtedness arising under this Agreement which is required to be refunded pursuant to the order of any court having jurisdiction over the bankruptcy or insolvency of Buyer, it being understood that no payment so refunded shall be considered as a payment of any portion of the obligations guaranteed hereby, nor shall it have the effect of reducing the liability of Parent Guarantor under this Agreement.
          (g) The obligations of Parent Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of Parent Guarantor herein shall not be discharged or impaired or otherwise affected by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of Parent Guarantor or would otherwise operate as a discharge of the obligations of Parent Guarantor as a matter of law or equity.
          (h) Parent Guarantor hereby agrees that this Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment or performance of any Guaranteed Obligation is rescinded in whole or in part or must otherwise be restored in whole or in part by Seller upon the bankruptcy or reorganization of Buyer or otherwise.
          (i) Parent Guarantor hereby agrees to pay any and all costs and expenses (including reasonable attorneys’ fees and litigation expenses) incurred by Seller in enforcing any of Seller’s rights against Parent Guarantor pursuant to this Guarantee.
[signature page follows]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

AZTAR RIVERBOAT HOLDING COMPANY, LLC
By:	/s/ Theodore R. Mitchel
	Name:	Theodore R. Mitchel
	Its:	Authorized Signatory

AZTAR INDIANA GAMING COMPANY, LLC
By:	/s/ Theodore R. Mitchel
	Name:	Theodore R. Mitchel
	Its:	Authorized Signatory

RESORTS INDIANA, LLC
By:	/s/ Gary Carano
	Name:	Gary Carano
	Its:	Manager

ELDORADO RESORTS, LLC
By:	/s/ Gary Carano
	Name:	Gary Carano
	Its:	President and Chief Operating Officer